UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
       Under Section 12(b) and (g) of the Securities Exchange Act of 1934

                               DIGITEC 2000, Inc.
                               ------------------
             (Exact Name of Registrant as Specified in Its Charter)

            Nevada                                        54-1287957
   ----------------------------------------     --------------------------------
   (State of Incorporation)                     (I.R.S. Employer Identification)

   8 West 38th Street, Fifth Floor
   New York, New York                                         10018
   ----------------------------------------     --------------------------------
   (Address of Principal Executive Offices)                 (Zip Code)

Registrant's Telephone Number      (212) 944-8888

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                     Name of Each Exchange on Which
          to be so Registered                     Each Class is to be Registered
          -------------------                     ------------------------------

                   None                                        None

Securities to be registered pursuant to Section 12(g) of the Act:

     Common Stock, Par Value $0.001 Per Share

                               DIGITEC 2000, Inc.

                               Index to Form 10/A
                     For the Fiscal Year Ended June 30, 1997

Item                                                                    Page No.
No.

1     Business..........................................................    3

2     Financial Information.............................................   10

3     Properties........................................................   17

4     Security Ownership of Beneficial Owners and Management............   18

5     Directors and Executive Officers..................................   19

6     Executive Compensation............................................   20

7     Certain Relationships and Related Transactions....................   22

8     Legal  Proceedings................................................   22

9     Market Price of and Dividends on the Registrant's Common
      Equity and Other Stockholder Matters..............................   23

10    Recent Sales of Unregistered Securities...........................   24

11    Description of Registrant's Securities to be Registered...........   25

12    Indemnification of Directors and Officers.........................   27

13    Financial Statements and Supplementary Data.......................   27

14    Changes in and Disagreements with Accountants on
      Accounting and Financial Disclosure...............................   27

15    Financial Statements and Exhibits.................................   28

                               DIGITEC 2000, Inc.

                                    Form 10/A
                        For the Year Ended June 30, 1997

Item 1.  Business

Overview

      DIGITEC 2000, Inc. (formerly Promo Tel, Inc.) (the "Company") is engaged in the creation, distribution, marketing and management of consumer prepaid utility telephone calling cards. On October 18, 1996, the Company changed its current name to more accurately reflect the increased range of telecommunications business activities in which the Company has become engaged (see "Company History"). The Company's principal products are the "F/X(TM)" and "DigiTEC Direct" phone cards which were introduced in May and December 1996, respectively (See "Telecommunications Products and Services of the Company"). Sales of the F/X(TM) and DigiTEC Direct phone cards currently represent more than 98% of the total revenues of the Company.

      The prepaid telephone card business is a relatively recent development in the telecommunications service industry. Prepaid local and long distance calling cards began to develop in the United States during 1988-1989 using a technology developed in Europe in the early 1980s that relied upon either an embedded microchip or a magnetic strip on each card and a telephone set device with a built in "reader" to access information contained on the cards. Although the microchip and magnetic strip cards were introduced in the U.S. by several telephone carriers, the results were disappointing and the product did not attain sales volumes necessary for commercial success. The European technology was developed primarily as a replacement for coin operated public pay telephones. This technology worked reasonably well in areas where a monopoly telephone service provider had the ability to set widespread standards for the cards, readers, and rates per minute of usage. However, in the U. S. with many independent telephone providers, several versions of technologies soon developed that were not compatible (i.e. a caller in the New York metropolitan area ("NY Metro Area") purchasing one type of card from one provider, was not able to use that card with other types of telephones installed by that provider or at certain public payphone installed by other providers). Other drawbacks included the significant cost of the reader telephone sets, high maintenance costs associated with the remote reader equipment and the inability to use the card with non-reader telephone sets.

      By 1992, advances in computers and telephone switch technology allowed several companies to introduce "cards" that could be used from any touch-tone ("DTMF" signaling) telephone in the U.S. This technology relies upon network based intelligence including the management of the debit card data bases. A card using this technology merely contains the designated toll free 1-800 access number, the personal identification number ("PIN") that identifies the card to the network and instructions for using the card. The card itself contains no technology such as a chip or magnetic strip. There are no card readers or other forms of remote special equipment required for use of the card. The card is more analogous to a "debit account" in which a fixed amount of money is first deposited and the account is then debited for services as they are used by the person with access to the PIN number. When the prepaid account balance is depleted, it is automatically closed by the remote debit card database computer of the prepaid card provider. Thereafter, the card has no further commercial value.

      The $72.5 billion U.S. long distance industry is dominated by the nation's three largest long distance providers, AT&T, MCI and Sprint, which together generated approximately 80.9% of the aggregate revenues of all U.S. long distance interexchange carriers in 1995. Other long distance companies, some with national capabilities, accounted for the remainder of the market. Based on published Federal Communications Commission estimates, toll service revenues of U.S. long distance interexchange carriers have grown from $38.8 billion in 1984 to $72.5 billion in 1995. The aggregate market share of all interexchange carriers other than AT&T, MCI and Sprint has grown from 2.6% in 1984 to 17.1% in 1995. During the same period, the market share of AT&T declined from 90.1% to 53%. These aforementioned changes in telecommunications market have created opportunities for the growth of alternative telecommunications providers.

      The market for prepaid phone cards has grown substantially, from an estimated $25 million in 1992 to an estimated $1.5 billion in 1996, making it one of the fastest growing segments of the telecommunications industry. Based on industry reports by "Intele-Card News" magazine and Salomon Smith Barney, the market is expected to grow to approximately $5 billion within the next four years. The Company has identified three distinct segments of the prepaid telephone calling card market. These three segments are utility card products, corporate/affinity card products and promotional card products. The Company presently intends to concentrate its efforts in the utility card market.

      The Company markets its prepaid telephone cards as a convenient alternative to credit cards and conventional coin and collect long distance services. Card operations are supported by remote data base units located on special switching platforms in the telephone network. The Company currently distributes and markets its prepaid telephone cards through distributors primarily in the NY Metro Area and expects to be active in other major U.S. metropolitan areas by June 1998.

      F/X(TM) and DigiTEC Direct phone card users are provided with access to domestic long distance and international telephone services through toll-free (1-800 or 1-888 numbers) calls directed to platforms operated by Premiere Communications, Inc.("Premiere") and Frontier Corporation ("Frontier"). Brand awareness is developed and promoted by the design of the cards as well as the high level of customer service provided to the users of the cards.

      At the Company's current sales volume, the Company is among the leading independent providers (those companies not owned or controlled by a regulated telephone common carrier) of prepaid utility telephone calling card products in the United States. The Company is currently in negotiations with suppliers to begin introducing prepaid cellular phone service.

      The Company owns all of the outstanding stock of World Access Solutions, Inc. ("World Access"), a Nevada corporation with offices in Jackson, Mississippi. World Access provides Internet access and other Internet related services. (See "Business of Subsidiary"). As of June 30, 1997, management resolved to discontinue the operations of World Access.

Risk Factors

Forward Looking Statements

      The information set forth in this Registration Statement includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "33 Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. The statutory safe harbor for forward looking statements does not apply to initial public offerings. Words "estimated", "intends", "believes", "plans", "planning", "expects", and "if" are intended to identify forward looking statements. Although management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, it must be recognized that there is no assurance that the underlying assumptions will, in fact, prove to be correct, or that actual future results will not be different from the Company's expectations.

Dependence on Long Distance Provider

      The Company currently depends primarily upon Premiere and Frontier, to provide the Company with the bundled prepaid phone cards that it resells to its customers. The Company's ability to resell the phone cards depends upon whether it can continue to maintain a favorable relationship with its providers. In September of 1997, the Company entered into two agreements with Premiere requiring the Company to purchase an aggregate minimum of $81,000,000 of cards at face value. The agreements expire upon the earlier of September of 1998 or six months after the last purchase of prepaid phone cards. Premiere may terminate upon breach of certain conditions. Although the Company believes that the likelihood of such a termination is remote, the Company does not have a specific contingency arrangement in place to provide for such termination. Further, while the Company believes that it will be able to either renew its agreements or negotiate new ones on similar terms with another provider, the Company does not have any arrangements in place for the period subsequent to September of 1998.

Competition

      The prepaid or debit card sector of the long distance market is highly competitive and is affected by the constant introduction of new cards and services by industry participants. Competition in the prepaid card sector of the long distance business is based upon pricing, customer service and perceived reliability of the prepaid phone cards. Several of the Company's competitors are substantially larger and have greater financial, technical and marketing resources than the Company. The ability of the Company to compete effectively in the prepaid sector of the long distance market will depend upon the Company's continued ability to provide highly reliable phone cards at prices competitive with, or lower than, those charged by its competitors.

Financing Requirements

      To date, the Company has financed its operations through cash from operations and through two offerings under Rule 504 of Regulation D and the exercise of warrants to purchase the Company's Common Stock at a $1.50 per share, which aggregated $1,000,000 and $518,250, respectively, of proceeds to the Company. The Company remains undercapitalized and cannot finance its expansion as quickly as opportunities arise. In order for the Company to be successful in its current plans for expansion and to continue with its plans to construct its own switching platforms (which will cost approximately $4,200,000), the Company will be required to obtain financing in the aggregate amount of approximately $6,200,000. To date, the Company has no existing lines of credit and has not established any sources of such financing. There can be no assurance that such financing will be available on acceptable terms, or at all, to the Company.

Litigation

      The Company and its Chief Executive Officer have been named as defendants in a legal action in Mississippi in the case entitled Heritage Graphics, Inc. ("Heritage") vs. Telephone Electronics Corporation ("TEC")(see Item 8. Legal Proceedings). The complaint alleges, among other things, that the defendants breached a contractual agreement and conspired to have Heritage go out of business. Although, the Company and TEC are affiliated through TEC's ownership of 1,475,126 shares of the Company's Common Stock, the Company has no historical relationship with Heritage other than being named in the complaint. Prior to the legal action, Heritage provided graphics and printing services to TEC. The complaint seeks damages of $500 million. The Company believes that the case has no merit and intends to vigorously contest the complaint. The case is scheduled to go to trial August, 1998. There is no assurance as to the outcome of the litigation. However, in the event of a decision adverse to the Company, the Company's business, financial condition, operating results and the Company's stockholders, could be materially adversely affected. While the Company has an indemnification agreement with TEC which calls for the Company to be indemnified for all claims regarding Heritage which arose prior to January 20, 1996 (without limit), the Company could still be liable for judgements in the event TEC was unable to live up to the indemnification and it is unknown as of this date what impact it will have, if any, in the event of a decision adverse to the Company.

Outstanding Warrants and Options

      As of December 22, 1997 the Company had warrants and options outstanding to purchase 3,808,949 shares of Company's common stock ("Common Stock") at exercise prices ranging from $1.50 to $14.50 per share and an average price of $5.29 per share. Warrants and options outstanding for 3,408,948 shares of Common stock are immediately exercisable. To the extent that the outstanding warrants and options are exercised, dilution to the interest of the Company's stockholders may occur. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the outstanding warrants and options can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided by the outstanding warrants and options.

Dependence on Key Personnel

      The Company is dependent on its ability to retain and motivate high quality personnel, especially its management and any key technical personnel that may be needed in connection with the Company's plans to construct its own switching platform. The loss of services of any of its executive officers or key employees could have a material adverse effect on the business, operating results or financial condition of the Company. The Company has empolyment agreements with its officers (See Item 6. Executive Compensation) but does not maintain key person life insurance. The Company's future success also depends on its continuing ability to identify, attract and hire qualified personnel as it expands it lines of business. There can be no assurance that the Company will be able to attract and hire qualified technical and managerial personnel in the future. The inability to attract and retain the necessary personnel could have a material adverse effect upon the Company's business, operating results or financial condition.

Market Listing; Volatility of Stock Price

      The Company's Common Stock is traded on the NASDAQ Bulletin Board. To date, the Company's Common Stock has been relatively illiquid and subject to wide fluctuations. There can be no assurance that an active public market for the common stock will develop or be sustained. Further, the market price of the Company's Common Stock will likely continue to be highly volatile based on quarterly results of operations, announcements of new products or lines of business by the Company or its competitors or other events or factors.

Major Customers

For the year ended June 30, 1997 CG Com, Inc. ("CG COM"), a master distributor located in Bronx, N.Y., who had exclusivity in the state of New York for one of the Company's products, accounted for 54% of the Company's sales. Subsequent to September 30, 1997, the Company and CG COM agreed to remove the exclusivity clause in the agreement. For the year ended June 30, 1996, Direct Dial International, Inc. a distributor which was located in New York City, accounted for approximately 57% of the Company's sales.

Company History

      The Company was organized as a Nevada corporation in May 1987 under the name Yacht Havens International Corp ("Yacht Havens"). In July, 1995, the Company changed its name from Yacht Havens International, Inc. to Promo Tel, Inc. ("Promo Tel-Nevada"). In August 1995, Promo Tel-Nevada merged with a Delaware corporation, named Promo Tel, Inc. ("Promo Tel-Delaware"). The Company exchanged 1,333,334 shares of previously unissued and unregistered common stock for the outstanding common stock of Promo Tel-Delaware. Promo Tel-Delaware's assets consisted of personnel, sales, marketing and distribution programs and contacts for the development and sale of prepaid phone cards. In October 1996, the Company amended its articles of incorporation to its current name. The Company's principal executive and sales offices are located at 8 West 38th Street, 5th floor, New York, N.Y. 10018. Its telephone number is (212) 944-8888.

      During fiscal 1996 the Company introduced an array of prepaid phone card products. Although the Company had sales of $17,425,200 for fiscal 1996, during the last quarter of fiscal 1996 and the first half of fiscal 1997, the Company experienced customer service problems and could not compete effectively in the marketplace. However, in October 1996, the Company and Frontier reached an agreement whereby the Company would resell Frontier's prepaid phone card under the Company's brand names. As a result of this agreement and a subsequent agreement with Premier the customer service issues were alleviated and the Company began to experience consistent sales growth. The Company's sales for the fourth quarter of fiscal 1997 were approximately $14,000,000 and its sales for the year ended June 30,1997 reached $26,027,000.

Telecommunications Products and Services of the Company

Prepaid Cards

      The principal products of the Company are telephone network access products commonly referred to as prepaid utility calling cards, the F/X(TM) and DigiTEC Direct phone cards, that allow users to access domestic long distance, international long distance, and local telephone services from any touch tone ("DTMF" signaling) telephone set in the U.S. Users purchase the F/X(TM) and DigiTEC Direct phone cards in denominations of $5.00, $10.00, $20.00, and $50.00 at retail outlets such as convenience stores, vending machines, newsstands, delicatessens, gasoline stations, check cashing centers, supermarkets, and drug stores. Each phone card has printed on the back a toll-free access number (1-800 or 1-888) and a PIN that is unique to that card. F/X(TM) and DigiTEC Direct phone cards are currently available with instructions in English, Spanish and Chinese. The Company has plans to introduce cards with instructions in Korean, Japanese and German. When the toll-free access number is entered, the user is connected to a debit or prepaid card platform switch in the telephone network that provides interactive voice prompts in the user selected language through the call process. After entering the PIN, the user may dial one or more destination telephone numbers in the same manner as a normal telephone call. The interactive voice prompts in the platform advise the user of the minutes remaining available on that card for the dialed destination. The prepaid account balance associated with each card is managed by the platform which automatically deducts for usage. Upon use of all the minutes stored in the card's account, the debit card database computer automatically instructs the debit platform to terminate the account associated with the card. Usage charges are based upon values in a "rate deck" stored in the computer database connected to the platform. Different rates may be set for domestic long distance, international calls by country of destination and for local calls. The Company provides 24 hour customer service operators to answer service calls related to using the cards.

Marketing and Distribution

      The Company distributes the F/X(TM) and DigiTEC Direct phone cards primarily through independent distributors. Distributors purchase cards from the Company at a discount from the face amount of the card. Distributor discounts range from 26% to 37% (depending on the product) of the face amount of the card with the size of the discount determined by the volume of card purchases. Master distributor agreements provide for limited exclusivity in defined metropolitan areas, subject to the master distributor maintaining an agreed upon monthly volume of card purchases. A master distributor has the right to enter into local distribution agreements with sub-distributors in his territory which the Company is not party to. Terms of the discount offered to the sub-distributor are negotiated directly between the master distributor and the sub-distributor. A master distributor is responsible to supply the subdistributor and may also sell directly to retailers. The Company retains the right to supply national accounts directly within the master distributor's territory as well as its own direct retail accounts. A national account is generally defined as a large retailer that operates in more than one state. Distributors sell the cards to retail outlets at discounts of 15% to 25%. Most of the expenses that are incurred in the course of distribution of the F/X(TM) and DigiTEC Direct phone cards are the responsibility of the Company. The Company also expects to distribute its prepaid cellular products through certain of its master distributors and through direct sales to check cashing firms, kiosk operators and other retail outlets.

      The Company currently depends primarily upon Premiere, to provide the Company with the bundled prepaid phone cards that it resells to its customers. The Company's ability to resell the phone cards depends upon whether it can continue to maintain a favorable relationship with its providers. In September of 1997, the Company entered into two agreements with Premiere requiring the Company to purchase an aggregate minimum of $81,000,000 of cards at face value. The agreements expire upon the earlier of September of 1998 or six months after the last purchase of prepaid phone cards. Premiere may terminate upon breach of certain conditions. Although the Company believes that the likelihood of such a termination is remote, the Company does not have a specific contingency arrangement in place to provide for such termination. Further, while the Company believes that it will be able to either renew its agreements or negotiate new ones on similar terms with another provider, the Company does not have any arrangements in place for the period subsequent to September of 1998.

Prepaid Cellular Phone Service

      The 1996 total revenues for the wireless industry was approximately $23.6 billion, with a total of 44 million cellular phone subscribers, representing an increase of approximately 6% over 1995. Cellular analysts estimate that approximately 30% to 50% of all applications for cellular service are initially denied due to the applicant's credit history. This represents a large target audience for prepaid cellular phones.

      In May of 1997, the Company introduced its prepaid cellular phone service. The Company intends to have the phones co-branded with the "DigiFone" and/or "DigiFone Select" logos for purchase by consumers at selected retail outlets or authorized customer agents. DigiFone is sold through retailers or agents ready to be activated by the end user. The customer purchases the phone and calls a customer service number provided to them to activate the phone. Included in the purchase price of the phone is 30 minutes of local airtime and two months' access. The customer may then purchase additional airtime through retailers in increments of 30, 60 or 200 minutes. The rate per minute varies based on the volume purchased by the customer and includes two months of access.

      DigiFone Select is an alternative switch based prepaid cellular phone whereby the customer either purchases a phone from, or brings in an existing cellular phone to, one of the Company authorized agents. The customer pays an activation fee and is required to purchase a minium $25 of airtime. The customer is assigned a cellular phone number. In order for the the customer to have continued service, they are required to purchase additional airtime cards within a two month period.

      Under either of the services, the customer does not sign a service contract.

Regulation

      As a reseller of prepaid phone cards and services, the Company is not subject to any government regulation.

Employees

      The Company had 61full-time employees, including three of its officers, as of December 22, 1997.

Business of Subsidiary

      The Company's wholly-owned subsidiary, World Access, commenced its operations on June 1, 1997. The Company established World Access as a Mississippi based internet provider with assets which the Company had reacquired from TecLink, Inc. ("TecLink"), an affiliate of the Company. In May, 1996, the Company sold certain internet service provider assets to TecLink. The Company, which owned 40% of TecLink, received $50,000 and a $2,405,000 promissory note (the "Note"), due December 31, 1998, bearing interest at 6% per annum from TecLink. The assets sold to TecLink had been purchased primarily from TEC in January 1996 in exchange for 1,475,126 shares of the Company's Common Stock. Due to TecLink's continuing losses, it ceased operations as of May 31, 1997. The Company and TecLink entered into an agreement whereby TecLink exchanged its net assets for satisfaction of the outstanding balance of the Note. The Company recorded a loss of $1,340,230 as a result of the settlement of the Note (See
Item 7. Certain Relationships and Related Transactions).

      For the year ended June 30, 1997, revenues from the operations of World Access were not material. Further, as of June 30, 1997, management resolved to discontinue the operations of World Access by selling its net assets. On October 1, 1997, the Company entered into an agreement (the "Agreement") to sell the customer base, the equipment and software which services the customer base and the Company's obligations under its leases for its premises and telephone equipment to Meta3, Inc. ("Meta3"), a Mississippi corporation in a similar business. The Agreement calls for Meta3 to pay for the assets sold over a ten month period (the "Purchase Period"), commencing November, 1997, based on number of subscribers in the identified customer base, adjusted for its attrition rate for the first five months of the Purchase Period. As of June 30, 1997, the Company recorded a loss on disposal of $893,347. The assets sold had a book value of $988,347. For the three months ended September 30, 1997, the Company recorded an additional loss from the discontinued operations of World Access of $105,554.

Trademarks

      The brand names F/X(TM) and TEC Direct(TM) are registered trademarks of the Company. The Company's trademark for DigiTEC Direct is currently in registration. The Company currently has plans to file DigiFone and DigiFone Select for trademark status. As the Company develops new products and variants of the F/X and the TECDirect trademarks, it intends to file additional trademark applications. There can be no assurance that the Company will receive registration for any applied for trademarks or that any registered trademark will provide the Company with any significant marketing or industry recognition, protection, advantage or benefit.

Item 2.  Financial Information

Selected Consolidated Financial Data

      The following selected consolidated financial data for the period from May 18, 1995 (inception) to June 30, 1995 and the years ended June 30, 1996 and 1997 are derived from the consolidated financial statements of the Company which have been audited by BDO Seidman, LLP, independent certified public accountants, whose report is included elsewhere herein. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements included elsewhere in this Registration Statement.

                                               PERIOD FROM
                                               MAY 18, 1995
                                               (INCEPTION)        YEAR ENDED JUNE 30,       THREE MONTHS ENDED SEPTEMBER 30,
                                               TO JUNE 30,    ---------------------------   --------------------------------
                                                  1995             1996           1997             1996           1997
                                              ==============================================================================
Consolidated Statements
of Operations Data:

Sales ......................................  $           --  $ 17,425,199   $  6,027,909      $ 2,532,301   $ 13,322,142
Cost of sales ..............................              --    16,900,370     25,161,443        2,623,720     12,238,339
Gross profit (loss) ........................              --       524,829        866,466          (91,419)     1,083,803
Selling, general and administrative expenses              --       654,104      2,040,749          297,266        921,608
Income (loss) from operations ..............              --      (129,275)    (1,174,283)        (388,685)       162,195
Other expenses (income), net ...............              --            --     (1,305,970)              --             --
Income (loss) from continuing operations ...  $           --  $   (129,275)  $ (2,480,253)     $  (388,685)  $    162,195
Net Income (loss) ..........................  $           --  $   (129,275)  $ (3,549,514)     $  (388,685)  $     56,641
Net Income (loss) per share:
    From continuing operations .............  $           --  $       (.05)  $       (.55)     $      (.08)  $        .03
    From discontinued operations ...........  $           --  $         --   $       (.23)     $        --   $       (.02)
    Net Income (loss) per share ............  $               $       (.05)  $       (.78)     $      (.08)  $        .01
Weighted average common shares outstanding .              --     2,599,532      4,579,075        4,664,427      4,858,654


                                                              AT JUNE 30,                            AT SEPTEMBER 30,
                                              -------------------------------------------      -----------------------------
                                                  1995             1996           1997             1996           1997
                                              ==============================================================================
Consolidated Balance Sheets Data:
Working capital (deficit) ..................  $           --  $  1,216,279   $   (636,687)     $   731,576   $   (588,595)
Total assets ...............................  $           --  $  6,056,462   $  3,526,723      $ 5,286,112   $  3,949,165
Long-term debt .............................  $           --  $         --   $     64,390      $        --   $         --
Total stockholders' equity (deficit) .......  $           --  $  3,126,946   $    (71,469)     $(2,738,261)  $     17,047

Management's Discussion and Analysis of Financial Condition and Results of Operations

      The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this Registration Statement.

Introduction

      The Company was founded in 1995 to exploit the prepaid phone card sector of the long distance phone service market.

      The Company's fiscal 1997 sales to date have been primarily derived from the resale of bundled prepaid telephone cards. The Company resells the cards, at a discount off the face value of the cards to either master distributors or retail outlets, depending on the locality of distribution. The Company's fiscal 1997 cost of sales consist primarily of the purchase of the prepaid card at a greater discount off the face value than what they sell it for, thereby receiving its gross margin on the difference of discounts given to its customers and the discounts the Company receives from its long distance provider. Since the card is sold to the Company as a bundled product, the long distance provider is liable to the end user for the time remaining on the cards. At the point of sale, the Company has no further obligation towards the cards sold. The Company believes that its ability to negotiate competitive rates with its long distance providers, attract certain master distributors and to connect with certain ethnic markets are the primary reasons for its sales increases in fiscal 1997.

      While the Company has been able to negotiate fair and competitive rates from its long distance providers, the Company intends to lessen its dependence on such providers to a certain extent through the construction of its own platform. As a result of the deployment of the Company's own platform, the Company would look to negotiate more competitive rates with its long distance providers. Based on the Company's cost analysis, the total cost per call under the platform is expected to be less than the bundled card product that it presently purchases. This is expected to have positive impact on the Company's gross margins as well as its cash generated from operations. The Company may continue to purchase the cards as a bundled product. The Company is presently negotiating for the construction of its platform, however it has not yet entered into any definitive agreements related to the purchase of such equipment to date or the related financing of such equipment.

Three Months Ended September 30, 1997 Compared to the Three Months Ended September 30, 1996

      Sales. Sales for the three months ended September 30, 1997 increased by $10,789,841 or 426% over the first quarter of the prior year. For the three months ended September 30, 1996, the Company's sales were only $2,532,301 primarily due to the Company introducing its first bundled products (cards purchased from a provider) with the Company's brand names, under an agent of World Com Network Services, Inc. during this quarter and also competing in a highly competitive marketplace. Further, the Company terminated selling its own switchless unbundled products (platform switching and minutes provided by an independent third party), which were both unreliable and not competitively priced, and selling other competitors' cards which it had done during fiscal 1996.

      During the second quarter of fiscal 1997, the Company negotiated an agreement with Frontier and later with Premiere. This resulted in the offering of more reliable and competitively priced products by the Company that became more recognizable by consumers, thereby increasing brand awareness. As a result, the Company's sales for the first quarter of fiscal 1997 were $13,322,142. CG COM, who had exclusivity in the state of New York for one of the Company's products, accounted for 42% of sales during the three months ended September 30, 1997. CG COM resold the cards to sub-distributors and retailers in credit challenged residential areas within the New York Metro Area. Subsequent to September 30, 1997, the Company and CG COM agreed to remove the exclusivity clause in the agreement. The Company does not anticipate an extended period of decreased sales as a result of this change since the Company has the proper infrastructure in place to deliver products directly to the sub-distributors and retailers. Due to this change and expansion into new geographic areas of distribution, the Company anticipates that its concentration of sales with any particular customer will be significantly reduced for fiscal 1998.

      Cost of Sales. The Company's cost of sales for the three months ended September 30, 1997 increased to $12,238,339 from $2,623,720 for the three months ended September 30, 1996. The increase of $9,614,619 or 366% was primarily related to the increase in revenues that the Company experienced in the three months ended September 30, 1997 as compared to the first quarter in the prior year.

      Gross Profit. Gross profit for the three months ended September 30, 1997 was $1,083,803 as compared to a gross loss of $91,411 for the three months ended September 30, 1996. During the three months ended September 30, 1996, the Company terminated its switchless unbundled products since it had taken numerous returns for cards that it had sold in that quarter that were unreliable and not competitively priced. Further, the Company introduced its first Company branded bundled products at very steep discounts in order to gain market share. As a result, the Company reported a gross loss for that period. During the three months ended September 30, 1997, the Company's gross profit significantly increased over the prior year due to the Company's large increase in market share and its ability to negotiate competitive rates with its current providers.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended September 30, 1997 increased to $921,608 from $297,266 for the three months ended September 30, 1996. This increase of $624,342 or 210% is primarily related to an increase in salaries and personnel related expenses of $326,425 as the Company's employees increased to 41 full-time employees by September 30, 1997. The increase in employees has been fueled by the increase in operations as well as the commencement of a cellular operations division. The Company's rent expense increased to $72,543 or 242% primarily related to rental payments under the lease for the Company's new distribution and administrative headquarters which the Company began occupying April 1, 1997. Advertising, repairs and maintenance and travel and entertainment increased by $68,522, $20,155 and $27,068, respectively, primarily related to an increase in the Company's business. The Company's professional fees also increased by $81,871 primarily in connection with the Company's role in the Heritage litigation (See Item 8. Legal Proceedings) as well as having increased needs for accounting and corporate consulting. Amortization related to intangibles increased by $42,866 primarily due to the acquisition of customer bases during fiscal 1997. Insurance expense also increased by $34,952 primarily due to the Company obtaining directors' and officers' liability insurance at the end of fiscal 1997. These increases were offset by a decrease of $36,672 in bad debt expense. The Company anticipates its overhead expenses to continue to increase during fiscal 1998 as it continues to add the necessary operational and administrative infrastructure to support the anticipated growth of the Company.

      Income (Loss) from Continuing Operations. The increase in income from continuing operations of $550,880 for the three months ended September 30, 1997 as compared to September 30, 1996 is primarily related to the Company terminating its unbundled products and replacing them with the bundled products that it currently sells.

      Loss from Discontinued Operations. As of June 30, 1997, management resolved that it would discontinue the operations of World Access. The Company recognized a net loss for the operations of World Access of $105,554 for the three months ended September 30, 1997. At September 30, 1997, the Company had $50,000 recorded as part of other liabilities for the estimated additional loss from World Access' operations for the year ended June 30, 1998. The Company does not anticipate any additional charges to be recognized related to World Access' operations.

Year Ended June 30, 1997 Compared to Year Ended June 30, 1996

      Sales. Sales for the year ended June 30, 1997 increased to $26,027,909 from $17,425,199 for the fiscal year ended June 30, 1997 representing an increase of 49.4%. During the last half of fiscal 1997, the Company terminated its switchless unbundled products and introduced a bundled product which it purchased from Frontier (and later from Premiere). With the Company offering more competitive rates, the Company's revenues for the fourth quarter of fiscal 1997 were approximately $14,000,000. CG COM accounted for approximately 54% of the Company's sales during fiscal 1997.

      Cost of Sales. The Company's cost of sales for the year ended June 30, 1997 increased to $25,161,443 from $16,900,370 for the fiscal year ended June 30, 1996. The increase of $8,261,073 or 48.9% was primarily related to the increase in revenues that the Company experienced in the last half of fiscal 1997.

      Gross Profit. Gross profit for the year ended June 30, 1997 was $886,466 as compared to $524,829 or an increase of $341,637 or 65.1%. The increase in gross profit is entirely related to the Company's ability, in the last half of fiscal 1997, to offer cards whose rates per minute were more competitive in its pricing and the Company's ability to offer a card which was reliable to the end user.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended June 30, 1997 increased to $2,040,749 from $654,104 for the year ended June 30, 1996. This increase of $1,386,645 or 212.0% is primarily related to an increase in salaries and personnel related expenses of $463,683 as the Company's officers received raises and bonuses of $175,000 and the Company's employees increased to 29 full-time employees by June 30, 1997. The Company's rent expense increased to $92,308 or 177% primarily related to the Company recording a $71,000 non-cash charge for the straight lining of its rental payments under the lease for the Company's new distribution and administrative headquarters which the Company began occupying April 1, 1997. Advertising, telephone, office expense, bad debt expense, bank charges, repairs and maintenance and travel and entertainment increased by $186,291, $54,898, $54,702, $51,562, $42,418, $32,116 and $25,569, respectively, primarily related to an increase in the Company's business. The Company's professional fees also increased by $131,326 primarily in connection with the Company's role in the Heritage litigation (See Item 8. Legal Proceedings) as well as having increased needs for accounting and corporate consulting. The Company also recorded amortization related to its intangibles of $87,798 primarily due to the acquisition of customer bases during fiscal 1997.

      Other Expenses. During 1996, the Company helped establish TecLink as a Mississippi-based Internet service provider by selling to TecLink certain Internet service provider assets, intellectual property, computer hardware, software and officer equipment (that it had previously purchased from TEC and others) as well as an exclusive value added reseller distribution contract for Direct PC satellite dishes from Hughes Corporation ("Hughes"). In exchange for these assets, the Company received $50,000 cash and the Note for $2,405,000 due the earlier of December 31, 1998 or upon the completion of TecLink's initial public offering ("IPO"). The Note was collateralized by the assets of TecLink. $250,000 became due upon the completion of a private placement of TecLink's common stock.

      TecLink and Hughes never reached an accord related to Hughes responsibilities under its agreement and TecLink experienced losses resulting from not being able to proceed with its initial business plan. As a result of this and other factors, TecLink's IPO was never consummated. Due to the continuing losses, the Company entered into an agreement to acquire the net assets of TecLink as partial satisfaction of the outstanding balance of the Note from TecLink ($2,105,000). The Company recorded a loss on the Note satisfaction of $1,340,230. On June 1, 1997, the Company established World Access as a wholly-owned subsidiary providing Internet access with the assets reacquired from TecLink. As of June 30, 1997, management determined that it needed to focus on its core business and would discontinue the operations of World Access by selling its net assets. On October 1, 1997, the Company entered into the Agreement to sell the customer base, the equipment and software which services the customer base and the Company's obligations under its leases for its premises to Meta3, Inc. The assets sold had a book value of $988,347. The Agreement calls for Meta3 to pay for the assets sold over a ten month period, commencing November, 1997, based on number of subscribers in the identified customer base, adjusted for its attrition rate for the first five months of the Purchase Period.

      Loss from Continuing Operations. The Company's switchless unbundled product, which was terminated and replaced by the offering of bundled products during the second half of the year, had not been a profitable, nor a reliable product. It is primarily for this reason that the Company experienced a loss (before other expenses) of $1,174,283 for the year ended June 30, 1997. The Company further experienced a loss on the Note satisfaction (as described above) of $1,340,230. As a result, the Company's loss from continuing operations was $2,480,253.

      Loss from Discontinued Operations. As described above, management resolved, as of June 30, 1997 that it would discontinue the operations of World Access. As a result of the Agreement, the Company accrued a loss on disposal of $893,347. World Access reported a net loss from operations of $175,914 for the one month ended June 30, 1997.

      Net Loss. Due to its market and customer service issues related to its products during the first half of fiscal 1997 and losses related to TecLink and World Access, the Company recorded a net loss of $3,549,514 for the year ended June 30, 1997.

Year Ended June 30, 1996 Compared to Period May 18, 1995 (Inception) to June 30, 1995

      While the Company began as of May 18, 1995, it was primarily a shell entity until July, 1995, at which point employees whose contacts were vital to the Company were hired by the Company and the Company began to strategize its way into the prepaid sector of the long distance telecommunications market.

      Sales. Sales for the year ended June 30, 1996 was $17,425,199 as the Company began to exploit the contacts that were introduced to the Company through certain employees of the Company. Sales were primarily make to distributors who were selling the cards in credit challenged residential areas within the NY Metro Area.

      Cost of Sales. The Company's cost of sales for the year ended June 30, 1996 was $16,900,370 which is directly related to the cards sold during that year.

      Gross Profit. Gross profit for the year ended June 30, 1996 was $524,829 or 3.0% of sales. In it's efforts to gain market share, the Company was selling the cards with little markup over cost.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended June 30, 1996 were $654,104. The expenses were comprised primarily of salaries and personnel related expenses of $261,339 and organization expenses of $86,518 related to various corporate filings in order to establish the Company. The Company also had rent of $51,801 for its then current premises for its distributions and administrative headquarters.

      Net Loss. As a result of the Company's strategy to increase market share, the Company recorded a loss of $129,275 for the year ended June 30, 1996.

Liquidity and Capital Resources

      To date, the Company has experienced losses from continuing operations. It has financed its operations through certain equity transactions completed in the prior fiscal year, the exercise of warrants in the current fiscal year and through operating cash flow. While the Company reported operating income for its fourth quarter of fiscal 1997 and believes that it will be profitable for fiscal 1998, it remains significantly undercapitalized. The Company's growth in its last quarter of fiscal 1997 and during the first quarter of fiscal 1998, have outpaced its cash flow availability. The Company currently has plans to put its own switching platforms in place, however that will be dependent on its ability to raise financing in the near future.

      The Company's major components of cash flow are as follows:

                                                                              THREE MONTHS
                                                                                 ENDED
                                               YEAR ENDED JUNE 30,            SEPTEMBER 30,
                                           --------------------------  --------------------------
                                                1996          1997          1996          1997
Net cash used in operating activities      $   (89,880)  $  (440,074)  $  (488,869)  $  (238,278)

Net cash (used in) provided by  investing
activities                                    (461,003)      171,779       179,063       (40,167)

Net cash provided by financing activities    1,000,000       486,375            --        31,875
                                           -----------   -----------   -----------   -----------

Net increase (decrease) in cash            $   449,117   $   218,080   $  (309,806)  $  (246,570)
                                           ===========   ===========   ===========   ===========

      Net cash used by operating activities during the three months ended September 30, 1997 was $238,278 as compared to $488,869 for the three months ended September 30, 1996. The decrease of $250,591 is primarily related to net income of $56,641 for the three months ended September 30, 1997 as compared to the net loss of $388,685 for the three months ended September 30, 1996. Further, non-cash charges had a net increase of $316,407, of which the largest was for the reduction of deferred income as of September 30, 1996 relating to the Company's unbundled products at that time. In addition, the Company had a net increase in amortization of $42,866 relating to its intangibles. Other significant operating changes, which are primarily related to the Company's growth during the first quarter of fiscal 1998, are net increases in accounts receivable, inventory and accounts payable and other liabilities of $122,894, $614,588 and $577,717, respectively.

      Net cash used by operating activities during fiscal 1997 was $440,074 as compared to $89,880 for fiscal 1996. The increase of $350,194 is primarily related to the net loss of $3,549,514 for the year ended June 30,1997 as compared to the net loss of $129,275 for the year ended June 30, 1996. This is partially offset by a net increase in non-cash charges of $374,426. The most significant of the non-cash charges is the loss on write-down of the Note, described above, of $1,340,230. In addition, the Company recorded amortization related to its intangibles of $87,798 and recorded deferred rent of $71,000 relating to the straight lining of its rental payments under the lease for its new distribution and administrative facility. Other significant operating changes, which are primarily related to the Company's growth during the last half of fiscal 1997 are net increases in accounts receivable and accounts payable and other liabilities of $787,548 and $1,581,141, respectively. Prepaid expenses and other current assets had a net decrease of $1,000,773, primarily related to prepaid time the Company had at the end of fiscal 1996 related to certain products that it terminated in the first half of fiscal 1997.

      The decrease in cash provided by investing activities for the three months ended September 30, 1997 of $219,230 is primarily related to the Company receiving $150,000 in cash related to the TecLink Note during the three months ended September 30, 1996.

      The increase in cash provided by investing activities for fiscal 1997 of $632,782 is primarily related to purchased communication equipment valued at $533,625 during fiscal 1996 which was sold as part of the TecLink transaction during fiscal 1996. In addition, the Company received $200,000 and $150,000 in cash related to the TecLink transaction and the Note during fiscal 1997 and 1996, respectively.

      The increase in cash provided by financing activities for the three months ended September 30, 1997 for $31,875 is primarily related to the exercise of warrants to purchase 21,250 shares of the Company's Common Stock at $1.50 per share.

      The decrease in cash provided by financing activities of $513,625 is primarily related to the Company receiving $486,375 during fiscal 1997 for the exercise of warrants to purchase 324,250 shares of the Company's common stock at $1.50 per share as compared to the Company receiving $1,000,000 during fiscal 1996 for the two offerings which were completed under Rule 504 of Regulation D during that year. A total of l,666,666 shares were sold as a result of the two offerings (see Item 10. Recent Sales of Unregistered Securities).

      In April of 1996, the Company entered into an agreement whereby it enabled the Company to issue warrants to purchase an aggregate of 4,203,124 shares of its Common Stock to four individuals and six corporations in exchange for trade secrets, customer bases and other intangible property. Warrants to purchase 3,677,082 shares of the Company's Common Stock were actually issued. The remaining warrants to purchase 526,042 shares of Common Stock were held awaiting the delivery of certain assets to the Company. Those assets were never received and the Company never issued the warrants to the three parties. Of the warrants issued, warrants to purchase 1,333,334 and 2,343,748 shares of Common Stock are exercisable at $13.20 and $1.50 per share, respectively. The warrants have a term of five years commencing April 23, 1996 and are callable by the Company, upon 30 days notice, at a call price of $.10 per warrant to purchase one share. As of December 22,1997, 530,633 shares of Common Stock have been issued related to the exercise of warrants at $1.50 per share.

      To date, capital expenditures have not been material. However, if the Company is capable of obtaining financing to fund the purchase of equipment and software related to switching platforms, the Company plans to purchase $1,200,000 of such equipment and software by December 31, 1997 and would look to purchase an additional $3,000,000 of equipment and software by December 31, 1998.

      The Company, during fiscal 1997, acquired the customer bases of certain of its distributors through the release of their outstanding obligations to the Company. In connection with one of these transactions, the Company agreed to a $182,000 note payable with interest at 8% per annum. The payments under this note commence November 1, 1997 with the last payment being due October 1, 1998.

      The Company currently depends upon primarily Premiere, to provide the Company with the bundled prepaid phone cards that it resells to its customers. The Company's ability to resell the phone cards depends upon whether it can continue to maintain a favorable relationship with its providers. In September of 1997, the Company entered into two agreements with Premiere requiring the Company to purchase an aggregate minimum of $81,000,000 of cards at face value. The agreements expire upon the earlier of September of 1998 or six months after the last purchase of prepaid phone cards. Premiere may terminate upon breach of certain conditions. Although the Company believes that the likelihood of such a termination is remote, the Company does not have a specific contingency arrangement in place to provide for such termination. Further, while the Company believes that it will be able to either renew its agreements or negotiate new ones on similar terms with another provider, the Company does not have any arrangements in place for the period subsequent to September of 1998.

      The Company believes that its current cash requirements can be funded by its operations for the next twelve months. To date, the Company has financed its operations through cash from operations and two offerings under Rule 504 of Regulation D and the exercise of warrants to purchase the Company's Common Stock at a $1.50 per share which aggregated $1,000,000 and $518,250, respectively, in proceeds to the Company. The Company remains undercapitalized and cannot finance its expansion as quickly as opportunities arise. In order for the Company to be successful in its current plans for expansion and to continue with its plans to construct its own switching platforms (which will cost approximately $4,200,000), the Company will be required to obtain financing in the aggregate amount of approximately $6,200,000. To date, the Company has no existing lines of credit and has not established any sources of such financing. There can be no assurance that such financing will be available on acceptable terms, or at all, to the Company.

Seasonality

      The business of the Company does not experience significant seasonality.

Inflation

      Management does not believe that inflation has had, or is expected to have any significant adverse impact on the Company's financial condition or results of operations.

Recent Accounting Pronouncements

      In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123, " Accounting for Stock Based Compensation." SFAS No.123 established a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company adopted the employee stock-based compensation provision of SFAS No. 123 by disclosing the pro forma net income and pro forma net income per share amounts, assuming the fair value method was adopted July 1, 1995. The adoption of this standard did not impact the Company's consolidated results of operations, financial position or cash flow.

      In December 1996, the FASB issued SFAS No. 128, "Earnings Per Share", which is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 requires all prior period earnings per share data to be restated to conform to the provisions of the statement. The Company will adopt SFAS No.128 for the three and six-months ended December 31, 1997. The adoption of this standard is not expected to have material effect on the Company's earnings per share.

      In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by, or distributions to, owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

      SFAS No.130, effective for all years beginning after December 31, 1997, requires comparative information for earlier years and early adoption is permitted. The Company intends to adopt SFAS No. 130 effective July 1, 1998. Results of operations and financial position will be unaffected by implementation of this standard.

The Year 2000 Issue

      Many existing computer programs use only two digits to identify a year in their date fields. These programs were designed and developed without considering the impact of the upcoming change in the century (the "Year 2000 Issue"). If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Company is not currently utilizing any integrated software which will be significantly impacted by the Year 2000 Issue. As a result, the Company does not anticipate any significant expense in ensuring that the Company has adequately provided for any corrections to its existing hardware or software. Furthermore, the Company is currently evaluating an upgrade of its financial and accounting software and has obtained documentation from vendors of such software supporting that the Year 2000 Issue has been addressed.

Item 3.  Properties

      The Company occupies leased premises of approximately 20,000 square feet on two floors at 8 West 38th Street, New York, New York. The lease provides for 10,000 rentable square feet per floor, with a base rental of $14.50 per square foot per annum or approximately $24,200 per month, commencing July 1, 1997 and annual fixed increases of 2.5% in lieu of payment for operating expenses. The lease expires on March 30, 2001.

      The Company's present use of the premises involves: 2,000 square feet for reception and common areas; 1,400 square feet for executive offices; 1,000 square feet for conference rooms; 1,500 square feet for shipping and receiving; and the remainder is for working areas.

      The Company also maintains a sales and distribution office in Phoenix, Arizona in leased premises containing 1,360 square feet. The lease is for a two-year term which commenced in April of 1997 and provides for an annual rent of approximately $19,000 the first term year and $20,000 the second term year.

      World Access occupies leased premises in Suite 1510 at 125 South Congress Street, Jackson, Mississippi. The offices contain 4,750 square feet. The lease is for a five year term commencing June 1, 1997 and ending May 31, 2002. The monthly rental for the first three years is $5,940 per month, $6,237 per month in the fourth year and $6,336 per month in the fifth year. As part of the Agreement with Meta3, Meta3 has agreed to accept the obligation under the lease for World Access' premises.

Item 4.  Security Ownership of Beneficial Owners and Management

      The following table sets forth information as of December 22, 1997 with respect to shares of the Company's Common Stock (its only class of outstanding securities) held of record by each of its named executive officers, directors, all of its named executive officers and directors as a group and each shareholder who or which owns more than 5% of the Company's outstanding Common Stock. The Company believes that the beneficial owners of the Common Stock listed below have sole investment and voting power with respect to such shares.

--------------------------------------------------------------------------------------------------------
             (1)                          (2)                        (3)                     (4)
                                                              Amount and Nature
           Name and                  Relationship           of Shares Beneficially
           Address                    To Company                     Owned(1) (2)    Percent of Class(2)
--------------------------------------------------------------------------------------------------------
Frank C. Magliato             Chief Executive Officer,            2,116,677(3)              23.7%
                              President and Director

Telephone Electronics         Stockholder                         1,475,126                 16.5%
Corporation
Walter Frank
700 Southwest Street
Jackson, MS  39201

Lori Ann Perri                Director                               72,917                  0.8%
31 Spruce Street
Great Neck, NY 10021

Diego Roca                    Vice President of Operations          250,000                  2.8%
                              and Secretary

Lawrence S. Diamond           Vice President of Sales and           200,000                  2.2%
                              Marketing

Keith A. McGowan              Vice President of Finance             200,000                  2.2%

All Named Executive Officers  Officers & Directors               2,839,594                  31.7%
and Directors as a Group
(5 Persons)
--------------------------------------------------------------------------------------------------------

      (1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission ("SEC") and, accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.

      (2) Includes shares underlying the options and warrants held by the listed persons.

      (3) Includes 250,000 shares held in trust for Kendall Magliato, daughter of Mr. Magliato.

Item 5.  Directors and  Executive Officers

      The following table sets forth information regarding the directors and executive officers of the Company.

      Name                  Age               Position
      ----                  ---               --------

      Frank C. Magliato      46  Chief Executive Officer, President and Director

      Lori Ann Perri         33  Director

      Diego E. Roca          30  Vice President of Operations and Secretary

      Lawrence S. Diamond    53  Vice President of Sales and Marketing

      Keith A. McGowan       35  Vice President of  Finance

      The principal occupation for the past five years, and other biographical information with respect to each of the directors and executive officers of the Company is as follows:

      Frank C. Magliato has served as Chief Executive Officer, President and a director of the Company since June of 1995. From February of 1993 to June of 1995, he was employed as President of Windsor Associates of New York City, a telecommunications consulting firm. From December of 1988 to February of 1993, he was employed as President of Telecorp Funding, Inc. and subsidiaries, a telecommunications company in New York City. Mr. Magliato received a Bachelor of Science degree in Engineering from Rensselaer Polytechnic Institute in 1973.

      Lori Ann Perri, CPA, sibling of Frank C. Magliato, has served as a director of the Company since November of 1995. She has been employed by the publishing division of Time, Inc. in New York City since August of 1995 and presently serves as an Assistant Director of Finance. From August of 1993 to August of 1995, she was employed by Computer Dynamics, Inc. of Virginia Beach, Virginia as Director of Finance and Accounting. Ms. Perri received a Bachelor of Science degree in Accounting from Hofstra University in 1987. She is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

      Diego E. Roca began employment with the Company during July of 1995 on a part-time basis. He began full-time employment during September 1996 and was given the position of Vice President of Operations. From October of 1991 to May of 1995, he was employed by Telecorp Funding , Inc. and subsidiaries . He served as Assistant Controller in 1991 and became Controller in 1992. From May of 1995 to September of 1996, he served as a consultant to various entities in the telecommunications industry. Mr. Roca received a Bachelor of Science degree in Accounting from Queens College in 1992.

      Lawrence S. Diamond, began employment as the Vice President of Sales and Marketing effective October 16, 1997. From August of 1994 to October of 1997, he was Vice President, Mergers and Acquisitions of Crescent Public Communications, Inc., a wholly-owned division of AMNEX, Inc. ("AMNEX") and Director of Investor Relations for AMNEX. From January of 1993 to August of 1994, he served as President of Empire State Public Communications, an association of public communication products and service providers doing business in the state of New York. From January of 1989 to January of 1993, he was employed by Telecorp Public Communciations, Inc., a telecommunications company in New York City. Mr. Diamond received a Bachelor of Business Administration degree in Accounting and Taxation from Pace University in 1968.

      Keith A. McGowan, CPA, became the Vice President of Finance effective July 1, 1997. Prior to joining the Company, he was a Partner with BDO Seidman, LLP. He commenced his career with BDO Seidman, LLP in November of 1985 and serviced primarily publicly-held companies. Mr. McGowan received a Bachelor of Science degree in Accounting from Adelphi University in 1984. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Item 6.  Executive Compensation

      The following table sets forth information with respect to the aggregate remuneration paid by the Company to the Chief Executive Officer and one other most highly compensated officer (the "Named Executives") of the Company for the period from May 18, 1995 (inception) to June 30, 1995 and the fiscal years ended June 30, 1996 and 1997.

-------------------------------------------------------------------------------------------------------
                                                                                 Long Term Compensation
                                                      Annual      Compensation           Awards
                 (a)                           (b)     (c)            (d)                 (e)
-------------------------------------------------------------------------------------------------------
                                                                                  Securities Underlying
               Name and                               Salary          Bonus            Options/SARs
          Principal Position                   Year     ($)            ($)                  (#)
-------------------------------------------------------------------------------------------------------
Frank C. Magliato, Chief Executive Officer,    1997   $125,000       $35,000                  --
President and Director
                                               1996   $ 70,000       $    --                  --

                                               1995   $     --       $    --                  --

Diego E. Roca, Vice President of Operations
and Secretary                                  1997   $ 75,342       $25,000             187,500

                                               1996   $  5,200       $    --                  --

                                               1995   $     --       $    --                  --

-------------------------------------------------------------------------------------------------------

      Employment Agreements

      The Company has entered into separate employment agreements with Messrs. Magliato, Roca, Diamond and McGowan. Except with respect to the positions to be occupied, the duties to be performed and the renumeration to be paid, the agreements are on identical terms and conditions and provide for (i) a term of three years commencing April 25, 1997 for Messrs. Magliato and Roca, July 1, 1997 for Mr. McGowan and October 16, 1997 for Mr. Diamond.; (ii) the Board of Directors to review each employee's base salary at least annually during the term and may increase it at the Board's discretion; (iii) if an employee's service is terminated by the Company without cause, for the payment of the employee's then base salary for the remainder of the term; (iv) that in the event of the death of an employee, for the payment of the employee's then base salary to the employee's surviving spouse or estate as is applicable; (v) the full participation by the employee in the Company's benefits available to the Company's other employees; (vi) that all trade secrets, inventions, work product, methods, software and similar property which relate to the Company's business and are developed by the employee are the property of the Company;
(vii) in the event of either the employee's voluntary termination of employment, the employee's involuntary termination for cause or the employee's failure to accept an extension of the employment agreement on substantially similar terms, the employee agrees not to conduct any activity competitive to the Company for a period of two years from the termination; and (viii) other terms customarily contained in similar employment agreements. Messrs. Magliato, Roca, Diamond and McGowan will devote full-time to the affairs of the Company.

      The employment agreements provide for base salaries as follows: (i) Mr. Magliato-$175,000 in fiscal 1998, $225,000 in fiscal 1999 and $250,000 in fiscal 2000; (ii) Mr. Roca-$150,000 in fiscal 1998, $200,000 in fiscal 1999 and
$225,000 in fiscal 2000; (iii) Mr. McGowan-$140,000 in fiscal 1998, $190,000 in fiscal 1999 and $215,000 in fiscal 2000; and(iv) Mr. Diamond-$120,000 in fiscal 1998, $170,000 in fiscal 1999 and $195,000 in fiscal 2000.

      In addition to the base salaries, the employment agreements provide for an annual performance bonus commencing in the fiscal year ending June 30, 1998 to each of the three officers equivalent to a percentage of the Company's adjusted annual net income before depreciation and amortization, interest and income tax as follows: (i) Mr. Magliato- 2%; (ii) Mr. Roca- 1.5%; (iii) Mr. McGowan-1.25%; and (iv) Mr. Diamond - 1.25%.

Stock Option Grants

      The following table sets forth information regarding grants of options to purchase Common Stock made by the Company during the year ended June 30, 1997 to the Named Executives.

                                       Option/SAR Grants in Last Fiscal Year
------------------------------------------------------------------------------------------------------------------
                                                                                  Potential Realized Value
                                                                           At Assumed Annual Rates of Stock Price
                                                                             Appreciation for Individual Grant
                           Individual Grants                                           Option Term(2)
------------------------------------------------------------------------------------------------------------------
         (a)                 (b)            (c)            (d)           (e)           (f)                  (g)
------------------------------------------------------------------------------------------------------------------
                                         Percent of
                          Number of        Total
                          securities    Options/SARs
                          underlying     Granted to
                         Options/SARs   Employees in   Exercise or
                           Granted      Fiscal Year    Base Price    Expiration
         Name              (#) (1)          (%)         ($/Share)       Date            5%                  10%
------------------------------------------------------------------------------------------------------------------
Diego E. Roca              187,500          100           14.50        4/24/07      $1,709,207          $4,332,987
-------------------------------------------------------------------------------------------------------------------

      (1) Options granted above vest at the date of grant and expire ten years from date of grant.

      (2) Disclosures of the 5% and 10% assumed compound rates of stock appreciation are mandated by the rules of the SEC and do not represent the Company's estimate or projection of future common stock prices. The actual value realized may be greater or less that the potential realizable value set forth in the table.

The following table sets forth information concerning the year-end value of unexercised in-the-money options held by each of the Named Executives.


           Aggregated Option/SAR Exercises And Fiscal Year-end Option/SAR Values
-----------------------------------------------------------------------------------------
                    Number of Securities Underlying    Value of Unexercised In-the- Money
                   Unexercised Options/SARs at Fiscal   Options/SARs at Fiscal Year End
                              Year-End(#)                            ($)(1)
-----------------------------------------------------------------------------------------
       Name           Exercisable/Unexercisable           Exercisable/Unexercisable
-----------------------------------------------------------------------------------------
Diego E. Roca                  187,500/-                             $-/$-
-----------------------------------------------------------------------------------------

      (1) Based on a year-end fair market value of the underlying securities equal to $13.00 per share.

Compensation Committee Interlocks and Insider Participation

At the present time, the Company has not yet established a formal Compensation Committee. It is the Company's intention, in connection with its plans to expand its Board of Directors, to create a Compensation Committee of independent directors during fiscal 1998. To date, Mr. Magliato has participated in the Board deliberations relating to executive compensation.

Performance Graph

Due to the illiquidity of the Company's Common Stock and the amount of shares of its Common Stock which are restricted from trading (over 50% of outstanding shares at June 30, 1997), a performance graph has not been disclosed in the Registration Statement. Such information, in the opinion of management, would be misleading to the investor. From May 18, 1995 to June 30, 1996, the Company's Common Stock has been very thinly traded on the OTC Bulletin Board.

Item 7.  Certain Relationships and Related Transactions

      In August of 1995, Promo Tel, Inc.(Promo Tel - Delaware), a Delaware corporation owned by Mr. Magliato was merged into the Company. In the transaction Mr. Magliato received 1,333,334 shares of the Company's Common Stock, which were issued as "restricted securities" as defined under the 33 Act. There was no acquisition cost of the merged company to Mr. Magliato. The assets of the Delaware corporation acquired by the Company in the merger consisted of personnel, sales, marketing and distribution programs and contracts for the development and sale of prepaid phone cards. The parties agreed to the 1,333,334 share price based on the di minimis value of the public shell and since the value in the merged entity's business plan would be accomplished by the assets and personnel received from Promo Tel - Delaware.

      In April of 1996, the Company entered into an agreement whereby it enabled the Company to issue warrants to purchase an aggregate of 4,203,124 shares of its Common Stock to four individuals and six corporations in exchange for trade secrets, customer bases and other intangible property. Warrants to purchase 3,677,082 shares of the Company's common stock were actually issued. The remaining warrants to purchase 526,042 shares of Common stock were held awaiting the delivery of certain assets to the Company. Those assets were never received and the Company never issued the warrants to the three parties. Of the warrants issued, warrants to purchase 1,333,334 and 2,343,748 shares of Common Stock are exercisable at $13.20 and $1.50 per share, respectively. The warrants have a term of five years commencing April 23, 1996 and are callable by the Company, upon 30 days notice, at a call price of $.10 per warrant to purchase one share. During May through December 22, 1997, 530,633 shares of Common Stock were issued upon exercise of warrants at a $1.50 per share.

      In connection with this transaction, warrants to purchase Common Stock at $13.20 per share were issued to officers and directors of the Company as follows, (i) Mr. Magliato - 729,167 shares; (ii) Ms. Perri - 72,917 shares; and
(iii) Mr. Roca - 62,500 shares.

      For information with respect to employment agreements between the Company and its officers and stock option grants to officers, see Item 6. Executive Compensation and Item 11. Description of Registrant's Securities To Be Registered.

      In May, 1996, the Company sold certain internet service provider assets to TecLink. The Company, which owned 40% of TecLink, received $50,000 and the Note for $2,405,000, due December 31, 1998, bearing interest at 6% per annum from TecLink. The remaining stockholders of TecLink had no affiliation to the Company. The assets sold to TecLink had been purchased from TEC in January 1996 in exchange for 1,475,126 shares of the Company's Common Stock. Due to TecLink's continuing losses, it ceased operations as of May 31, 1997. The Company and TecLink entered into an agreement whereby TecLink exchanged its net assets for satisfaction of the outstanding balance of the Note. The Company recorded a loss of $1,340,230 as a result of the settlement of the Note. On June 1, 1997 the Company established World Access with the assets reacquired from TecLink. On June 30, 1997 management resolved to discontinue the operations of World Access by selling its assets. On October 1, 1997, the Company entered into the Agreement to sell the customer base, the equipment and software which services the customer base and the Company's obligations under its leases for its premises and telephone equipment to Meta3. The assets sold had a book value of $988,347. The Agreement calls for Meta3 to pay for the assets sold over a ten month period, commencing November 1997, based on the number of subscribers in the identified customer base, adjusted for its attrition rate for the first five months of the Purchase Period. As of June 30, 1997, the Company recorded a loss on disposal of $843,347. For the three months ended September 30, 1997, the Company recorded an additional loss from the discontinued operations of World Access of $105,554.

Item 8.  Legal Proceedings

      In June of 1996, the Company became a co-defendant in a legal action in the Circuit Court for the First Judicial District of Hinds County in Jackson, Mississippi in the case entitled Heritage Graphics Inc., et. al. v. Telephone Electronics Corporation, et. al. Civ. No. 251-96-000492. The named plaintiffs in the action are: Heritage Graphics, Inc.; Thomas L. Gould, Jr.; Suzanne G. Gould; and Rainey Scott. The named defendants in the action are: Telephone Electronics Corporation d/b/a TecLink; Teclink, Inc.; the Company; Asynchronous Technologies, Inc.; Barbara Scott;

Ronald D. Anderson, Sr. d/b/a Anderson Engineering; Walter Frank; and Frank Magliato. The second Amended Complaint filed in the action alleges a wide-spread conspiracy on the part of all of the defendants to destroy Heritage and to eliminate it as a competitor in the Internet services provider market. The heart of the complaint's allegations concerns an alleged joint venture. Through the vehicle of this prospective joint venture, the Company and others allegedly duped Heritage into surrendering its trade secrets, its services, its intellectual property, its expertise, etc. to the Company. The complaint alleges that, in essence, the deal materialized, Heritage's owners never received the stock, and Heritage was never "rolled into" a new entity, TECLink, Inc. The complaint's lesser allegations are that (i) defendants conspired to slander the business reputations of Heritage and Tom Gould; and (ii) TEC and the Company are jointly and severally liable to it for $268,245 worth of production work and consulting services provided over the September to December 1995 time period. Although, the Company and TEC are affiliated through TEC's ownership of 1,475,126 shares of the Company's Common Stock, the Company has no historical relationship with Heritage other than being named in the complaint. Prior to the legal action, Heritage provided graphics and printing services to TEC.
The plaintiffs seek damages of $500 million.

      The Company is not aware of any evidence to support the plaintiffs claim of a joint venture. The Company believes that plaintiffs' claims are without merit. Further, the Company believes that its counter claims are sufficiently well grounded to offset any judgement entered against the Company.

      The case is scheduled to go to trial August of 1998. While the Company has an indemnification agreement with TEC which calls for the Company to be indemnified for all claims regarding Heritage which arose prior to January 20, 1996 (without limit), the Company could still be liable for judgements against the Company in the event TEC was unable to live up to the indemnification, further, it is unknown as of this date what impact the indemnification will have, if any, in the event of a decision adverse to the Company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

      The Company's Common Stock has been and is being quoted and traded on an inconsistent basis on the OTC Bulletin Board, under the trading symbol "DGTT" since October 15, 1996. Prior to October 15, 1996, it so traded under the symbol "PROE".

      The following table sets forth the high and low closing bid and ask prices as reported on the OTC Bulletin Board for the periods indicated.

                      Period (1)                   High(1)         Low(1)
         -----------------------------------------------------------------
         Year Ending June 30, 1996 (2):
         First Quarter                             $27.00          $24.00
         Second Quarter                             30.00           25.50
         Third Quarter                              30.00           15.00
         Fourth Quarter                             36.00           12.00

         Year Ending June 30, 1997 (2):
         First Quarter                             $36.00          $18.00
         Second Quarter                             30.00            9.88
         Third Quarter                              13.50            9.88
         Fourth Quarter                             15.50           13.00

         Year Ending June 30, 1998 (2):
         First Quarter                             $15.88          $13.00
         October 1, 1997
         Through
         December 18, 1997                         $ 6.25          $ 5.50
         -----------------------------------------------------------------

         (1) High and low closing bid and ask prices prior to October 15, 1996 have been retroactively adjusted to give effect to the Company's 6:1 reverse stock split of its Common Stock.

         (2) For the years ended June 30, 1996 and 1997 and the period July 1, 1997 through December 18, 1997, the Company's Common Stock was thinly traded. Further, over-the-counter market qoutations may not necessarily represent actual transactions.

      As of December 22, 1997, there were approximately 764 holders of record of the Company's Common Stock.

      The Company has paid no dividends for the years ended June 30, 1996 and 1997 and the Company has no current plans to pay dividends in the foreseeable future. The Company plans to retain earnings, if any, to finance development and expansion of the Company's operations. Payment of cash dividends, if any, in the future will be determined by the Company's Board of Directors in light of future earnings, capital requirements, financial condition and other relevant considerations.

      At December 22, 1997, the Company had warrants and options outstanding for 3,808,949 shares of the Company's Common Stock. The Company has agreed to file a file a Registration Statement under the 33 Act with respect to all outstanding shares of restricted common stock acquired through the exercise of warrants and 3,808,949 shares of common stock underlying outstanding warrants and options.

Item 10. Recent Sales of Unregistered Securities

      Information with respect to all securities sold by the Company during the period from May 18, 1995 (inception) to June 30, 1995 and the fiscal years ended June 30, 1996 and 1997 without the offer and sale thereof being registered under the 33 Act, is as follows:

      1. On August 10, 1995 the Company issued 1,333,334 shares of its $.001 par value Common Stock to Mr. Magliato in connection with the merger of Promo-Tel-Delaware wholly owned by Mr. Magliato into the Company. The assets acquired by the Company in the merger consisted of sales, marketing and distribution programs and contracts for the development and sale of prepaid phone cards. No person or entity acted as an underwriter with respect to the transaction. The shares were issued as "restricted securities" under the 33 Act and in reliance upon the exemption from the registration requirements of
            Section 5 of the 33 Act set out in Section 4(2) thereof. Mr. Magliato acquired the shares for investment, the certificate issued to represent the securities contains an appropriate restrictive legend denoting their status as "restrictive securities" and stop transfer restrictions on the certificates have been filed with the Company's transfer agent;

      2. During the period from August 16, 1995 through October 31, 1995, the Company offered and sold to individual and corporate public investors an aggregate of 833,333 shares of its $.001 par value Common Stock at $.60 per share for an aggregate of $500,000. No person or entity acted as an underwriter with respect to the offering. The offering was made directly by the Company and no commissions were paid on any sales. The offering was made in reliance upon the exemption from the registration requirements of
            Section 5 of the 33 Act provided in Rule 504 of Regulation D adopted by the SEC under the 33 Act. A Form D with respect to the offering has been filed with the SEC;

      3. In April of 1996, the Company entered into an agreement whereby it enabled the Company to issue warrants to purchase an aggregate of 4,203,124 shares of its Common Stock to four individuals and six corporations in exchange for trade secrets, customer bases and other intangible property. Warrants to purchase 3,677,082 shares of the Company's common stock were actually issued. The remaining warrants to purchase 526,042 shares of Common stock were held awaiting the delivery of certain assets to the Company. Those assets were never received and the Company never issued the warrants to the three parties. Of the warrants issued, warrants to purchase 1,333,334 and 2,343,748 shares of Common Stock are exercisable at $13.20 and $1.50 per share, respectively. The warrants have a term of five years commencing April 23, 1996 and are callable by the Company, upon 30 days notice, at a call price of $.10 per warrant to purchase one share. No person or entity acted as an underwriter with respect to the transaction. The warrants were, and absent a then effective Registration Statement, any shares acquired upon exercise thereof will be issued as "restricted securities". The shares acquired upon exercise thereof, nor any interest therein may be assigned or transferred, if such would occasion a violation of Section 5 of the 33 Act The warrants and the shares underlying them have been and are being offered in reliance upon the exemption from the registration requirements of Section 5 of the

            33 Act provided in Section 4(2) thereof;

      4. On January 20, 1996, the Company issued 1,475,126 shares of $.001 par value Common Stock to TEC in exchange for telecommunication service provider assets valued by the parties for purposes of the exchange at $1,564,724. No person acted as an underwriter with respect to the transaction. The shares were issued as "restricted securities" and in reliance upon the exemption from the registration requirements of Section 5 of the 33 Act set out in Section 4(2) thereof. TEC acquired the shares for investment, the certificates issued to represent the shares contain an appropriate restrictive legend denoting their status as "restricted securities" and stop transfer restrictions on the certificates have been filed with the Company's transfer agent;

      5. During the month of May of 1996, the Company offered and sold an aggregate of 833,333 shares of its $.001 par value Common Stock to individual and corporate investors who had loaned money to the Company in exchange for cancellation of the debt at $.60 per share of a total of $500,000. No person or entity acted as an underwriter with respect to the offering. The offering was made directly by the Company and no commissions were paid on any sales. The offering was made in reliance upon the exemption from the registration requirements of Section 5 of the 33 Act provided in Rule 504 of Regulation D. A Form D with respect to the offering was filed with the SEC;

      6. During the period from May to December 22, 1997, Warrants to purchase 530,633 shares of Common Stock at $1.50 per share were exercised. No person or entity acted as an underwriter in the transaction. The shares were issued as "restricted securities" and in reliance upon the exemption from the registration requirements of
            Section 5of the 33 Act set out in Section 4(2) thereof. The certificates issued to represent the shares contain is appropriate restrictive legend denoting their status as "restricted securities" and stop transfer restrictions on the certificates have been filed with the Company's transfer agent. These shares are to be included in a Registration Statement to be filed under the 33 Act.

Item 11. Description of Registrant's Securities to be Registered

      The Company's authorized capitalization consists of 100,000,000 shares of $.001 par value Common Stock ("Common Stock") and 1,000,000 shares of $.001 par value of preferred stock ("Preferred Stock"). As of December 22, 1997, there were 5,064,801 shares of Common Stock outstanding, no shares of Preferred Stock outstanding and there are no outstanding options, warrants or other rights to acquire shares of Preferred Stock. As of December 22, 1997, the Company has outstanding warrants to purchase 3,146,449 shares of Common Stock. On that date, the Company had outstanding options to purchase 662,500 shares of its Common Stock. For details on these warrants and options, see Warrants and Options below.

      Common Stock The shares of Common Stock currently outstanding are fully paid and non-assessable. The holders of Common Stock do not have any preemptive rights to acquire shares of any capital stock of the Company. In the event of liquidation of the Company, assets then legally available and able for distribution to the holders of Common Stock (assets remaining after payment or provision for payment of all debts and of all preferential liquidation payments to holders of any outstanding Preferred Stock) will be distributed in pro rata shares among the holders of Common Stock in proportion to their stock holdings.

      Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder. A quorum for a meeting of the stockholders is one-half of the shares of capital stock entitled to vote at that meeting. There is no right to cumulate votes for the election of directors. This means that holder of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

      Holders of Common Stock are entitled to dividends when, and if, declared by the Board of Directors, out of funds legally available; and then, only after all preferential dividends have been paid on any outstanding Preferred Stock. The Company has not had any earnings and it does not presently contemplate the payment of any cash dividends in the foreseeable future.

      Preferred Stock The Company's articles of incorporation authorize its Board of Directors to issue Preferred Stock in one or more series and to fix and state the designations, powers, preferences, qualifications, limitation, restrictions and relative rights of the shares of each such series. The directors may determine among other things, the annual dividend rates, whether dividends are to be cumulative or non-cumulative, whether the Preferred Stock is subject to redemption and, if so, the manner of redemption and the redemption price, the preference of the Preferred Stock over any other series of Preferred Stock or Common Stock on liquidation or dissolution of the Company, and sinking fund or other retirement provisions for the Stock and any conversion or exchange rights or other privileges of the holders to acquire the Preferred Stock or Common Stock of the Company. The Board of Directors may also determine the number of shares in each series, the voting rights of each series and the consideration for which the Preferred Stock may be issued.

      Holders of Preferred Stock may have the right to receive dividends and payments in the event of liquidation of the Company prior to the holders of Common Stock and any issued Preferred Stock may also have other rights which adversely affect the rights of the holders of Common Stock. The holders of Preferred Stock do not have any preemptive rights to acquire shares of any capital stock of the Company. The Company does not have any present plans to issue any Preferred Stock.

      Transfer Agent Intercontinental Registrar and Transfer Agent, Inc. acts as the transfer agent of the Company with respect to its Common Stock. The transfer agent's address is: P.O. Box 62405, Boulder City, Nevada 89006. There are presently no shares of Preferred Stock outstanding, and accordingly, there is no transfer agent for the Preferred Stock.

      Warrants All of the warrants to purchase a total of 3,146,449 shares of Common Stock which were outstanding at December 22, 1997 are for a term of five years commencing April 23, 1996 and are exercisable, in whole or in part, at any time during their term. Warrants to purchase 1,813,115 and 1,333,334 shares are exercisable at $1.50 and $13.20 per share, respectively. During May through December 22, 1997, warrants to purchase 530,633 shares at $1.50 were exercised by the holders. The outstanding warrants were issued pursuant to an agreement made in April of 1996 between the Company and the warrant holders in exchange for trade secrets, customer bases, computer software and other intangible property, all involved with or related to the prepaid telephone card industry, transferred to the Company by the warrant holders. The shares underlying the warrants were and are to be issued as "restricted securities" as that term is defined under the 33 Act. Unless a Registration Statement under the 33 Act is effective with respect thereto, the shares of Common Stock to be issued upon exercise of a warrant will be issued as "restricted securities".

      Options At December 22, 1997, the Company has options to purchase 662,500 shares of Common Stock outstanding primarily comprised of the following:

      (a) On April 25, 1997, the Company granted a stock option to Mr. Roca, as part of his employment agreement, to purchase 187,500 shares of Common Stock at $14.50 per share. The option is immediately exercisable and expires on April 25, 2007.

      (b) As part of Mr. McGowan's employment agreement, effective July 1, 1997, the Company granted a stock option to purchase 200,000 shares of Common Stock at $13.00 per share. The option vests over two years and expires July 1, 2007.

      (c) As part of Mr. Diamond's employment agreement, effective October 16, 1997, the Company granted a stock option to purchase 200,000 shares of Common Stock at $12.25 per share. The option vests over two years and expires October 16, 2007.

      The Board of Directors of the Company has adopted a Stock Incentive Plan (the "Plan") under which stock options, stock appreciation rights or "restricted" or unrestricted stock awards, for up to 600,000 shares of the Company's Common Stock, may be granted subject to the approval of the Plan by the stockholders of the Company on or before April 24, 1998. Options may be granted under the Plan to officers, directors, employees and consultants of the Company. Stock options granted under the Plan may be incentive stock options under Section 422 of the Internal Revenue Code ("Code") or non-qualified stock options.

      Upon approval by the Company's stockholders, the Plan will be administered by a committee of the Board of Directors, the members of which must be non-employees of the Company and outside directors as defined by the Code. Prior to such vote, the existing Board of Directors have authority to administer the Plan. Subject to certain restrictions set out in the Plan and the Code with respect to incentive stock options, and up to a limit of 100,000 shares in any one fiscal year to any one individual, the Committee has full discretion and power as to the form and terms of an option or other right granted under the Plan. As of December 22, 1997, the Company had not granted any options, rights or awards under the Plan.

Item 12. Indemnification of Directors and Officers

Limitations on Liability of Directors and Officers

      The Company's Articles of Incorporation provide that a director or officer shall not be liable for damages to the Company or its stockholders for breach of fiduciary duty except for acts of omission that involve intentional misconduct, fraud or a knowing violation of law and unlawful dividend payments under Nevada Revised Statutes.

Indemnification of Directors, Officers and Others

      The Company's Articles of Incorporation provide that it shall have the right to indemnify any person for any liability or expenses incurred by that person by reason of the fact that he was a director, officer, employee or agent of the Company and has the right to advance or pay the expenses of directors and officers in defending civil or criminal suit or proceeding to the full extent provided by the Private Corporation Law of Nevada.

      The Company's Bylaws provide that it shall to the fullest extent permitted by law indemnify its directors, officers and others who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding.

      The Company also maintains policies of directors' and officers' liability insurance for the purpose of indemnification.

Item 13. Financial Statements and Supplementary Data

      The financial statements and schedule required as part of this Registration Statement are included beginning on the index pages F-1 and S-1, respectively, of this Registration Statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      During the Company's last two fiscal years there were no changes in or disagreements with accountants on accounting and financial disclosure of the type required to be disclosed in this Item.

Item 15. Financial Statements and Exhibits

      The financial statements required as part of this Registration Statement are included beginning on the index page F-1 of this Registration Statement.

      Exhibits required by Item 601 of Regulation S-K are included as Part II to this Registration Statement.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DIGITEC 2000, Inc.


Date: December 22, 1997                By /s/ Frank C. Magliato
                                          -----------------------------
                                          Frank C. Magliato
                                          Chief Executive Officer,
                                          President and Director

      In accordance with the Securities Act of 1934, as amended, this Registration Statement has been signed below by the persons on behalf of the registrant and in the capacities and on the dates indicated.


Date: December 22, 1997                By /s/ Diego E. Roca
                                          -----------------------------
                                            Diego E. Roca
                                              Vice President of Operations
                                               and Secretary


Date: December 22, 1997                By /s/ Lori Ann Perri
                                          -----------------------------
                                              Lori Ann Perri
                                              Director

Date: December 22, 1997                By /s/ Lawrence S. Diamond
                                          -----------------------------
                                              Lawrence S. Diamond
                                              Vice President of Sales
                                              and Marketing

Date: December 22, 1997                By /s/ Keith A. McGowan
                                          -----------------------------
                                              Keith A. McGowan
                                              Vice President of Finance

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)




================================================================================

                                               Consolidated Financial Statements
                          Period from May 18, 1995 (inception) to June 30, 1995,
                                              Years Ended June 30, 1996 and 1997
                              and Three Months Ended September 30, 1996 and 1997

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                                                                  Index

================================================================================

Report of independent certified public accountants                  F-3

Consolidated financial statements:
   Balance sheets                                                   F-4
   Statements of operations                                         F-5
   Statements of stockholders' equity (deficit)                     F-6
   Statements of cash flows                                         F-7
   Notes to consolidated financial statements                F-8 - F-23

Report of Independent Certified Public Accountants

To the Board of Directors
  and Stockholders of DigiTEC 2000, Inc.
  (formerly Promo Tel, Inc.)

We have audited the accompanying consolidated balance sheets of DigiTEC 2000, Inc. and subsidiary (formerly Promo Tel, Inc.) as of June 30, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from May 18, 1995 (inception) to June 30, 1995 and for each of the two years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DigiTEC 2000, Inc. and subsidiary as of June 30, 1996 and 1997, and the results of their operations and their cash flows for the period from May 18, 1995 (inception) to June 30, 1995 and for each of the two years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.



/s/ BDO Seidman, LLP
----------------------------
BDO Seidman, LLP


New York, New York

October 22, 1997

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                                            Consolidated Balance Sheets

============================================================================================================
                                                                        June 30,
                                                            -------------------------------    September 30,
                                                               1996                 1997           1997
------------------------------------------------------------------------------------------------------------
                                                                                                (Unaudited)
Assets
Current:
   Cash                                                     $  141,754          $   727,197      $   480,627
   Restricted cash (Note 2)                                    367,363                    -                -
   Accounts receivable, net of allowance for bad debts of
      $26,000, $60,000 and $75,000, respectively
      (Note 1(j))                                              725,852            1,868,227        1,961,785
   Communications equipment inventory, at cost (Note 4)      1,601,105                    -                -
   Inventory                                                    71,929              218,877          802,677
   Prepaid expenses                                            494,162               11,814           27,434
   Due from related parties, net of allowance for bad
      debts of $27,000 (Note 3)                                176,494                    -                -
------------------------------------------------------------------------------------------------------------
           Total current assets                              3,578,659            2,826,115        3,272,523
Property and equipment                                           6,616               64,397           96,559
Notes receivable (Note 3(b))                                 2,305,000                    -                -
Intangibles, net of accumulated amortization of
   $9,946, $62,944 and $156,647, respectively                  149,197              606,920          550,792
Other assets, net                                               16,990               29,291           29,291
------------------------------------------------------------------------------------------------------------
                                                            $6,056,462          $ 3,526,723      $ 3,949,165
============================================================================================================
Liabilities and Stockholders' Equity (Deficit)
Current:
   Accounts payable - communication equipment (Note 4)      $1,601,105          $         -      $         -
   Accounts payable                                            761,275            2,842,891        3,273,668
   Accrued expenses and other current liabilities                    -              290,799          307,676
   Note payable - current (Note 1(h))                                -              117,610          182,000
   Net liabilities of discontinued operations (Note 3(b))            -              211,502           97,774
------------------------------------------------------------------------------------------------------------
           Total current liabilities                         2,362,380            3,462,802        3,861,118
Note payable (Note 1(h))                                             -               64,390                -
Deferred rent                                                        -               71,000           71,000
Deferred income                                                567,136                    -                -
------------------------------------------------------------------------------------------------------------
           Total liabilities                                 2,929,516            3,598,192        3,932,118
------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 8 and 9)
Stockholders' equity (deficit) (Notes 1(b), 3(a) and 5):
   Preferred stock, $.001 par value, 1,000,000 shares
      authorized; no shares outstanding                              -                    -                -
   Common stock, $.001 par value, 100,000,000 shares
      authorized; 4,664,427, 4,858,418 and 4,879,668
      shares issued and outstanding, respectively                4,664                4,858            4,879
   Additional paid-in capital                                3,251,557            3,602,462        3,634,316
   Accumulated deficit                                       (129,275)          (3,678,789)      (3,622,148)
------------------------------------------------------------------------------------------------------------
           Total stockholders' equity (deficit)              3,126,946             (71,469)           17,047
------------------------------------------------------------------------------------------------------------
                                                            $6,056,462         $ 3,526,723       $ 3,949,165
============================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                                  Consolidated Statements of Operations

=============================================================================================================================
                                           Period from
                                          May 18, 1995           Year ended June 30,         Three months ended September 30,
                                         (inception) to      ---------------------------     --------------------------------
                                          June 30, 1995           1996           1997               1996             1997
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     (Unaudited)
Net sales (Note 1(j))                           $ --         $ 17,425,199   $ 26,027,909       $  2,532,301     $ 13,322,142
Cost of sales                                     --           16,900,370     25,161,443          2,623,720       12,238,339
-----------------------------------------------------------------------------------------------------------------------------
      Gross profit (loss)                         --              524,829        866,466            (91,419)       1,083,803
Selling, general and administrative
   expenses                                       --              654,104      2,040,749            297,266          921,608
-----------------------------------------------------------------------------------------------------------------------------
      Income (loss) before other income
        (expenses)                                --             (129,275)    (1,174,283)          (388,685)         162,195
-----------------------------------------------------------------------------------------------------------------------------
Other income (expenses):
   Other income                                   --                   --         34,260                 --               --
   Loss on note satisfaction (Note 3(b))          --                   --     (1,340,230)                --               --
-----------------------------------------------------------------------------------------------------------------------------
      Other expenses                              --                   --     (1,305,970)                --               --
-----------------------------------------------------------------------------------------------------------------------------
      Income (loss) from continuing
        operations                                --             (129,275)    (2,480,253)          (388,685)         162,195
Discontinued operations (Note 3(b)):
   Loss from operations of World Access           --                   --       (175,914)                --         (105,554)
   Loss on disposal of World Access               --                   --       (893,347)                --               --
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                               $ --         $   (129,275)  $ (3,549,514)      $   (388,685)    $     56,641
=============================================================================================================================
Net income (loss) per common share:
   From continuing operations                   $ --         $       (.05)  $       (.55)      $       (.08)    $        .03
   From discontinued operations                   --                   --           (.23)                --             (.02)
-----------------------------------------------------------------------------------------------------------------------------
                                                $ --         $       (.05)  $       (.78)      $       (.08)    $        .01
=============================================================================================================================
Weighted average number of common and
   common equivalent shares outstanding           --            2,599,532      4,579,075          4,664,427        4,858,654
=============================================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

              Consolidated Statements of Stockholders' Equity (Deficit)

====================================================================================================================
                                                Common Stock                                            Stock
                                            ---------------------     Additional       Accumulated   subscriptions
                                             Shares      Amount     paid-in-capital      deficit      receivable
--------------------------------------------------------------------------------------------------------------------
Balance, May 18, 1995 (inception)                  --   $      --     $        --      $        --    $        --
For the period from May 18, 1995
  (inception) to June 30, 1995:
      Stock issued to founder               1,333,334       1,334          (1,334)              --             --
--------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                      1,333,334       1,334          (1,334)              --             --
For the year ended June 30, 1996:
      Sale of common stock relating to
        merger with Promo Tel - Nevada
        (Note 1(b))                            59,042          59             (59)              --             --
      Issuance of stock subscriptions         833,333         833         499,167               --       (440,000)
      Issuance of common stock relating to
        debt conversion (Note 5(a))           833,333         833         499,167               --             --
      Issuance of options to purchase
        common stock in exchange for
        customer lists and other intangible
        property (Note 5(b))                       --          --         584,143               --             --
      Issuance of common stock relating to
        asset purchase (Note 3(a))          1,605,385       1,605       1,670,473               --             --
      Payment of stock subscriptions
        receivable                                 --          --              --               --        440,000
      Net loss                                     --          --              --         (129,275)            --
--------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1996                      4,664,427       4,664       3,251,557         (129,275)            --
For the year ended June 30, 1997:
      Acquisition of treasury stock
        (Note 3(a))                                --          --              --               --             --
      Retirement of treasury stock           (130,259)       (131)       (135,145)              --             --
      Exercise of warrants                    324,250         325         486,050               --             --
      Net loss                                     --          --              --       (3,549,514)            --
--------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                      4,858,418       4,858       3,602,462       (3,678,789)            --
For the three months ended September 30,
   1997 (unaudited):
      Exercise of warrants                     21,250          21          31,854               --             --
      Net income                                   --          --              --           56,641             --
--------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1997 (unaudited)     4,879,668   $   4,879     $ 3,634,316      $(3,622,148)   $        --
====================================================================================================================

                                                  Treasury Stock            Total
                                            -------------------------   stockholders'
                                             Shares         Amount     equity (deficit)
---------------------------------------------------------------------------------------
Balance, May 18, 1995 (inception)           $        --   $        --
For the period from May 18, 1995
  (inception) to June 30, 1995:
      Stock issued to founder                        --            --             --
---------------------------------------------------------------------------------------
Balance, June 30, 1995                               --            --             --
For the year ended June 30, 1996:
      Sale of common stock relating to
        merger with Promo Tel - Nevada
        (Note 1(b))                                  --            --             --
      Issuance of stock subscriptions                --            --         60,000
      Issuance of common stock relating to
        debt conversion (Note 5(a))                  --            --        500,000
      Issuance of options to purchase
        common stock in exchange for
        customer lists and other intangible
        property (Note 5(b))                         --            --        584,143
      Issuance of common stock relating to
        asset purchase (Note 3(a))                   --            --      1,672,078
      Payment of stock subscriptions
        receivable                                   --            --        440,000
      Net loss                                       --            --       (129,275)
---------------------------------------------------------------------------------------
Balance, June 30, 1996                               --            --      3,126,946
For the year ended June 30, 1997:
      Acquisition of treasury stock
        (Note 3(a))                             130,259      (135,276)      (135,276)
      Retirement of treasury stock             (130,259)      135,276             --
      Exercise of warrants                           --            --        486,375
      Net loss                                       --            --     (3,549,514)
---------------------------------------------------------------------------------------
Balance, June 30, 1997                               --            --        (71,469)
For the three months ended September 30,
   1997:
      Exercise of warrants                           --            --         31,875
      Net income                                     --            --         56,641
---------------------------------------------------------------------------------------
Balance, September 30, 1997 (unaudited)              --   $        --    $    17,047
=======================================================================================

                    See accompanying notes to consolidated financial statements.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                                  Consolidated Statements of Cash Flows
                                                               (Note 7)

================================================================================

                                                      Period from
                                                     May 18, 1995        Year ended June 30,        Three months ended September 30,
                                                    (inception) to   ----------------------------   --------------------------------
                                                     June 30, 1995       1996            1997           1996             1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               (Unaudited)
Cash flows from operating activities:
   Net income (loss)                                  $        --    $  (129,275)    $(3,549,514)   $  (388,685)    $    56,641
   Adjustments to reconcile net income (loss)
      to net cash provided by (used in)
      operating activities:
        Provision for bad debts                                --         53,248          33,752             --          15,000
        Amortization                                           --          9,946          87,798         13,262          56,128
        Depreciation                                           --          2,545          11,657          1,066           8,005
        Loss on write-down of note
           receivable                                          --             --       1,340,230             --              --
        Deferred income                                        --        567,136        (567,136)      (251,602)             --
        Deferred rent                                          --             --          71,000             --              --
        (Increase) decrease in:
           Accounts receivable                                 --       (752,100)     (1,539,648)        14,336        (108,558)
           Inventory                                           --        (71,929)       (146,948)        30,788        (583,800)
           Prepaid expenses and other assets               60,000       (530,726)        470,047        222,029         (15,620)
        Increase (decrease) in:
           Accounts payable and accrued
              expenses                                         --        761,275       2,372,416       (130,063)        447,654
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by
                   (used in) operating
                   activities of continuing
                   operations                              60,000        (89,880)     (1,416,346)      (488,869)       (124,550)
   Net cash provided by operating activities
      of discontinued operations                               --             --         976,272             --        (113,728)
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by
                   (used in) operating
                   activities                              60,000        (89,880)       (440,074)      (488,869)       (238,278)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                        --         (9,160)        (69,439)       (12,938)        (40,167)
   Purchase of communications equipment                        --       (533,625)             --             --              --
   Proceeds from sale of assets                                --         50,000              --             --              --
   Proceeds from repayment of related party
      loans                                                    --             --          41,218         42,001              --
   Related party loans granted                                 --        (68,218)             --             --              --
   Payment received on note receivable                         --        100,000         200,000        150,000              --
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by
                   (used in) investing
                   activities                                  --       (461,003)        171,779        179,063         (40,167)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of convertible debt                  --        500,000              --             --              --
   Proceeds from exercise of warrants                          --             --         486,375             --          31,875
   Proceeds from stock subscriptions                           --        500,000              --             --              --
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by
                   financing activities                        --      1,000,000         486,375             --          31,875
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                            60,000        449,117         218,080       (309,806)       (246,570)
Cash (including restricted cash of $367,363
   at June 30, 1996), beginning of period                      --         60,000         509,117        509,117         727,197
------------------------------------------------------------------------------------------------------------------------------------
Cash (including restricted cash of $367,363
   and $172,088 at June 30, 1996 and
   September 30, 1996, respectively),
   end of period                                      $    60,000    $   509,117     $   727,197    $   199,311     $   480,627
====================================================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

1.   Summary of            (a)   Business
     Significant
     Accounting Policies         DigiTEC 2000, Inc. and Subsidiary (formerly
                                 Promo Tel, Inc., the "Company") is primarily engaged in the distribution, marketing and management of prepaid telephone calling cards.
                                 It currently markets its telephone calling card products principally throughout the New York tri-state metropolitan area.

                                 On October 18, 1996, the Company changed its name to DigiTEC 2000, Inc.

                           (b)   Organization

                                 On July 11, 1995, Promo Tel, Inc., a Delaware corporation ("Promo Tel-Delaware"), merged (the "Merger") into Promo Tel, Inc., a Nevada corporation ("Promo Tel-Nevada"). Immediately prior to the Merger, Promo Tel-Nevada changed its name from Yacht Havens International Corp. ("Yacht Havens"). The surviving corporation remained Promo Tel, Inc. Pursuant to the terms of the Merger, Promo Tel-Nevada, which had 59,042 shares of its common stock previously outstanding, exchanged with the sole stockholder of Promo Tel-Delaware an aggregate of 1,333,334 shares of previously unissued $.001 Promo Tel-Nevada common stock for the outstanding shares of Promo Tel- Delaware's outstanding common stock.

                                 Since the Merger resulted in voting control by the stockholder of Promo Tel-Delaware and Promo Tel-Delaware had the personnel and owned all the assets to be utilized for its ongoing business, the Merger was treated as a recapitalization of Promo Tel- Delaware and the sale of 59,042 shares of previously issued Promo Tel-Nevada common stock for the net assets of Promo Tel- Nevada ($-0-).

                                 Promo Tel-Delaware is the continuing entity for financial reporting purposes, and the financial statements prior to July 11, 1995 represent its financial position and results of operations. The assets, liabilities and results of operations of Promo Tel-Nevada are included as of July 11, 1995.

                                 The Company was formed on May 18, 1995 and commenced operations in July 1995.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

                                 Although Promo Tel-Delaware is deemed to be the acquiring corporation for financial accounting and reporting purposes, the legal status of Promo Tel-Nevada as the surviving corporation will not change. Promo Tel-Nevada had amended its Articles of Incorporation to change its name from Promo Tel, Inc. to the Company's current name (Note 1(a)).

                                 In September 1996, the Board of Directors of the Company approved a reverse stock split of the Company's common stock. Each stockholder of record on October 18, 1996 received one share of new common stock for each six shares of common stock held.

                                 The equity accounts of the Company and all disclosures have been retroactively adjusted to reflect the recapitalization and the one-for-six reverse stock split.

                           (c)   Principles of Consolidation

                                 The consolidated financial statements include the accounts of the Company and, from June 1, 1997 (Note 3(b)), its wholly-owned subsidiary, World Access Solutions, Inc. ("World Access"). All significant intercompany balances and transactions have been eliminated.

                                 The consolidated financial statements and related notes thereto as of September 30, 1997 and for the three months ended September 30, 1996 and 1997 are unaudited but, in the opinion of management, include all adjustments necessary to present fairly the information set forth therein. These adjustments consist solely of normal recurring accruals. The interim results are not necessarily indicative of the results for any future periods.

                           (d)   Deferred Rent

                                 The Company accounts for rent on a
                                 straight-line basis over the term of the leases. The effect of such adjustment for the year ended June 30, 1997 was $71,000. No adjustment was necessary for all other periods presented.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

                           (e)   Use of Estimates

                                 In preparing the consolidated financial
                                 statements in conformity with generally
                                 accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

                           (f)   Revenue Recognition

                                 Sales from third-party prepaid phone cards for which the Company acts solely as a distributor are recognized upon delivery.

                                 Sales from the sale of proprietary, branded prepaid phone cards are deferred and recognized upon completion of telephone calls by end users. Sales under this program were terminated during the first quarter of fiscal 1997.

                           (g)   Inventory

                                 Inventory, consisting primarily of telephone calling cards, is stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

                           (h)   Intangibles and Amortization

                                 Intangibles include the costs to acquire customer lists. As part of one of the customer acquisition agreements, the Company entered into an 8% per annum note payable for $182,000. The note is unsecured with payments commencing on November 1, 1997 and continuing until the last payment which is due October 1, 1998. The maturities of the note are $117,610 for the year ended June 30, 1998 with the remainder due during the year ended June 30, 1999.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

                                 The Company periodically evaluates the
                                 recoverability of these intangibles based on several factors, including management's intention with respect to these acquired assets and the estimated future nondiscounted cash flows expected to be generated by such assets. To date, the Company has not recorded any impairment on its intangibles.

                                 Amortization is computed on a straight-line basis over the estimated useful lives of the intangibles which approximate three years.

                           (i)   Income Taxes

                                 Deferred tax assets and liabilities are
                                 recorded for the estimated future tax effects attributable to temporary differences between the bases of assets and liabilities recorded for financial and tax reporting purposes.

                           (j)   Risk Concentration

                                 (i)   Accounts Receivable

                                       At June 30, 1996, approximately 60% and
                                       57%, respectively, of trade receivables
                                       and sales were accounted for by one
                                       customer. For the year ended June 30,
                                       1997 and the three months ended September
                                       30, 1997, one master distributor
                                       accounted for approximately 48% and 33%
                                       of the Company's accounts receivable and 54% and 42% of the Company's sales, respectively.

                                       Subsequent to September 30, 1997, the
                                       Company terminated the exclusivity clause of the distribution agreement. As a result, the Company's concentration of sales to one customer will be reduced for the year ended June 30, 1998.

                                 (ii)  Suppliers

                                       The Company purchases its long distance
                                       products primarily from two long distance providers.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

                           (k)   Earnings Per Share

                                 Earnings (loss) per share is calculated using weighted average shares outstanding during the period. The weighted average shares have been retroactively adjusted to reflect the exchange of the 1,333,334 shares and the one-for-six reverse stock split (Note 1(b)). Options and warrants to purchase common stock are not included in the earnings per share calculation because they are anti-dilutive.

                           (l)   Advertising Costs

                                 The Company expenses all advertising costs as incurred.

                           (m)   Fair Value of Financial Instruments

                                 The carrying values of financial instruments, including cash and note receivable at June 30, 1996 and cash and note payable at June 30, 1997 and September 30, 1997, approximate fair value as of those dates because of the relatively short-term maturity of these instruments.

                           (n)   Reclassifications

                                 Certain amounts as previously reported have been reclassified to conform to the 1997 presentation.

                           (o)   Recent Accounting Pronouncements

                                 The Company adopted Statement of Financial
                                 Accounting Standards ("SFAS") No. 121,
                                 "Accounting for the Impairment of Long-Lived
                                 Assets and for Long-Lived Assets to be Disposed of" for the year ended June 30, 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial statements.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

                                 In October 1995, the Financial Accounting
                                 Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company's adoption of employee stock-based compensation provisions of SFAS No. 123 as of July 1, 1996 will require disclosure of the pro forma net income and pro forma net income per share amounts assuming the fair value method was adopted July 1, 1995. The adoption of this standard did not impact the Company's results of operations, financial position or cash flows.

                                 In December 1996, the FASB issued SFAS No. 128, "Earnings Per Share", which is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 requires that all prior period earnings per share data be restated to conform to this statement. The Company will adopt SFAS No. 128 for the three and six months ended December 31, 1997. The adoption of this standard is not expected to have a material effect on the Company's earnings per share.

                                 In June 1997, the FASB issued SFAS No. 130,
                                 "Reporting Comprehensive Income", which
                                 established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by, or distributions to, owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

                                 SFAS No. 130, effective for all years beginning after December 31, 1997, requires comparative information for earlier years to be restated and early adoption is permitted. The Company intents to adopt SFAS No. 130 effective July 1, 1998. Results of operations and financial position will be unaffected by implementation of this standard.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

2.   Restricted Cash             At June 30, 1996, the Company had an agreement
                                 with a long distance service provider to maintain an amount on deposit, in a specified bank account, for unused activated time on prepaid telephone calling cards. This agreement was terminated in September 1996.

3.   Related Party         (a)   On January 20, 1996, the Company purchased
     Transactions                certain internet service provider assets
                                 consisting primarily of computer hardware, software and office equipment from Telephone
                                 Electronics Corporation ("TEC") in exchange for 1,605,385 shares of the Company's restricted common stock valued at approximately $1.7 million based on the estimated fair values of the assets received.

                                 TEC is a communications company headquartered in Jackson, Mississippi that provides local and long distance telephone exchange services and provides other telecommunications services nationally.

                                 Subsequent to the purchase date, the purchase agreement was amended to reflect certain assets which were not delivered by TEC, resulting in a receivable from TEC of $135,276 at June 30, 1996. In November 1996, TEC returned 130,259 of the Company's shares to the Company. TEC's current ownership interest at June 30, 1997 was approximately 30%.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

                           (b) The Company owns 40.3% of the outstanding common stock of TecLink, Inc. ("TecLink"). The Company helped establish TecLink as a Mississippi-based internet service provider by selling to TecLink certain internet service provider assets, intellectual property, computer hardware, software and office equipment (that it had previously purchased from TEC and others) as well as an exclusive value added reseller distribution contract from Hughes Corporation ("Hughes") (see Note 4). The Company received in the sale $50,000 cash and a 6% per annum promissory note of $2,405,000 due the earlier of December 31, 1998 or upon the completion of TecLink's initial public offering. The promissory note was collateralized by the assets of TecLink. $250,000 became due upon the completion of a private placement of TecLink's common stock. The Company accounted for its investment in TecLink's common stock on the equity method. As a result of TecLink's loss for the year ended June 30, 1996, the investment was written down to $-0- as of that date. The Company did not reduce its carrying value of the note at June 30, 1996 since it received the first $250,000 upon its due date and believed that its security interest in the assets of TecLink was sufficient at June 30, 1996 to cover the balance of the note. Hughes and TecLink never reached an accord as to Hughes' responsibilities under the distribution contract. As such, TecLink was never able to fully implement its business plan. As a result of this and other factors, TecLink's initial public offering was never consummated and TecLink continued to experience losses. Due to the continuing losses, the Company entered into an agreement to acquire the net assets as partial satisfaction of its outstanding balance of its note receivable from TecLink ($2,105,000). As a result, the Company recorded a loss of $1,340,230. The Company maintained its right to part of any proceeds that TecLink may receive from its claims against Hughes. The Company established World Access as a wholly-owned subsidiary providing internet access with the net assets re-acquired from TecLink. As of June 30, 1997, management determined that it needed to focus on its core business and would discontinue the operations of World Access by selling its net assets.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

                                 On October 1, 1997, the Company entered into an agreement (the "Agreement") to sell the customer base, the related hardware related to servicing the customer base and its obligations under World Access' leases for its premises and telephone equipment to Meta3, Inc. ("Meta3"), a Mississippi corporation in a similar line of business. The Agreement calls for Meta3 to pay for the subscribers at $10 per month per customer for ten months. The amount to be paid will be adjusted by the identified customer base's net attrition rate for the first five months of the purchase period. As a result of the Agreement and the Company's plan to dispose of the remaining assets and liabilities, the Company recorded a loss on disposal of $893,347 for the year ended June 30, 1997. For the three months ended September 30, 1997, the Company incurred an additional loss of $105,554 on the discontinued operations of World Access. At June 30, 1997 and September 30, 1997, $175,000
                                 and $50,000, respectively, is included in other liabilities for the estimated loss related to the operations of World Access for the year ended June 30, 1998. The Company does not anticipate any additional charges to be recognized related to World Access' operations. The assets and liabilities of World Access, adjusted for the Agreement, are as follows:

                                                    June 30,       September 30,
                                                      1997              1997
                ----------------------------------------------------------------
                Cash                              $   15,566       $       254

                Accounts receivable                   46,874            58,936

                Inventory                            146,650           123,025

                Receivable from Meta3                270,000           270,000

                Prepaid expenses                      28,800             3,080

                Equipment                             38,153            17,017

                Accounts payable                    (338,271)         (339,900)

                Other liabilities                   (419,274)         (230,186)
                ----------------------------------------------------------------
                Net liabilities of World Access   $ (211,502)      $   (97,774)
                ================================================================

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

                                 The Company intends to use the proceeds from the sale of the assets to Meta3, as well as the proceeds from the sale or collection of the remaining assets, to liquidate the liabilities.

4.   Communications              The Company purchased communications equipment
     Equipment                   from Hughes which allows high speed satellite-
     Inventory                   based access service for both internet and
                                 private network applications. Subsequently, the
                                 Company decided not to enter this line of business and sold this equipment to TecLink
                                 (Note 3(b)) and assigned the Company's rights and obligations under the exclusive value added reseller distribution agreement to TecLink, as well as its payables relating to this equipment to its vendor. The vendor agreed to the assignment of the equipment and the distribution agreement, and settled the liability for amounts already paid to Hughes.

5.   Stockholders' Equity  (a)   In December 1995 and May 1996, the Company
                                 received an aggregate of $1,000,000 as a result of completing two offerings under Rule 504 of Regulation D.

                           (b) At June 30, 1997, the Company had an option agreement with one of its officers and had one stock option plan. The agreement and plan are more fully described below. The Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the agreements and the plan. Under APB No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation cost is recognized. The following is a summary of the agreements and the option plan:

                                 (i) On April 25, 1997, the Company granted a stock option to one of its officers, as part of his employment agreement, to purchase 187,500 shares of common stock at $14.50 per share. The option is exercisable at the date of grant and expires ten years from the date of grant.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

                                 (ii)  In April 1997, the Company's Board of
                                       Directors adopted the Company's Stock
                                       Incentive Plan (the "Plan") which
                                       provided for the granting of up to
                                       600,000 shares of common stock, subject
                                       to the approval of the Plan by the
                                       stockholders of the Company on or before April 24, 1998. As of June 30, 1997, no options had been granted under the Plan.

                                 SFAS No. 123, "Accounting for Stock-Based
                                 Compensation", requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock options had been determined in accordance with the fair value-based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1996 and 1997, respectively: no dividends paid for all years; expected volatility of 30% for all years; weighted average risk- free interest rate of 5.9%; and an expected life of 1 year.

                                 Under the accounting provisions of SFAS No.
                                 123, the Company's net loss and net loss per share from continuing operations would have been increased to the pro forma amounts indicated below.

             Year ended June 30, 1997
             -------------------------------------------------------------------
             Net loss from continuing operations:

                As reported                                         $2,480,253

                Pro forma                                           $2,590,662

             Net loss per share from continuing operations:

                As reported                                         $     (.55)

                Pro forma                                           $     (.57)
             ===================================================================

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)

================================================================================

The following table contains information on stock options for the three year period ended June 30, 1997:

                                                                       Weighted
                                                         Exercise      average
                                             Option    price range    exercise
                                             shares     per share       price
                ----------------------------------------------------------------
                Outstanding and                   --      $   --        $   --
                   exercisable, June 30,
                   1995 and 1996                  --      $   --        $   --
                Granted                      187,500       14.50         14.50
                ----------------------------------------------------------------
                Outstanding and
                   exercisable, June 30,
                   1997                      187,500      $14.50        $14.50
                ================================================================

                                 The weighted average fair value of the options granted in fiscal 1997 was $0.59 per share.

                                 The weighted average remaining contractual life of the outstanding and exercisable options as of June 30, 1997 is 9.8 years.

                           (c)   Warrants

                                 In April 1996, the Company entered into an agreement which enabled the Company to issue warrants to purchase 4,203,124 shares of common stock to various individuals and corporations in exchange for trade secrets, customer bases, software and other intangible property. Warrants to purchase 3,677,082 shares of the Company's common stock were actually issued. The remaining warrants to purchase 526,042 shares of common stock were held awaiting the two parties to deliver their promised assets to the Company. Those assets were never received and the Company did not issue the remaining warrants. The warrants issued have a term of five years from date of grant and are immediately exercisable. The Company may call the warrants at a price of $.10 per share of common stock.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)
================================================================================

                                 The following table contains information on warrants for the three-year period ended June 30, 1997:

                                                                        Weighted
                                                           Exercise      average
                                             Warrant     price range    exercise
                                             shares       per share       price
              ------------------------------------------------------------------
              Outstanding and
                 exercisable, June 30,
                 1995                             --     $        --       $  --
              Granted                      3,677,082      1.50-13.20        3.01
              ------------------------------------------------------------------
              Outstanding and
                 exercisable, June 30,
                 1996                      3,677,082      1.50-13.20        3.01
              Exercised                    (324,250)            1.50        1.50
              ------------------------------------------------------------------
              Outstanding and
                 exercisable, June 30,
                 1997                      3,352,832     $1.50-13.20       $3.16
              ------------------------------------------------------------------

              The weighted average remaining contractual life of the outstanding and exercisable warrants as of June 30, 1997 is 3.8 years.

6.   Income Taxes    The tax effects of temporary differences that give rise to deferred tax assets are as follows:

                     June 30,                               1996           1997
                     ----------------------------------------------------------
                     Net operating loss carryforwards  $      --   $    876,000
                     Loss on World Access                     --        313,000
                     Deferred rent                            --         25,000
                     Allowance for bad debts              18,000         21,000
                     Other                                 1,000         43,000
                     ----------------------------------------------------------
                           Total deferred tax assets      19,000      1,278,000
                     Less valuation allowance            (19,000)    (1,278,000)
                     ----------------------------------------------------------
                           Net deferred tax assets     $      --   $         --
                     ==========================================================

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)
================================================================================

                           The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the period in which the temporary differences become deductible. Based on the Company's historical earnings, management has established a valuation allowance equal to the tax effects of the Company's deferred tax assets at June 30, 1996 and 1997.

                           The Company's net operating loss carryforwards of approximately $2,500,000 are available to offset future Federal taxable income, if any, through 2012 and may be subject to various limitations.

7.   Supplemental Cash     Supplemental disclosures of cash flow information are
     Flow Information      as follows:

       Year ended June 30,                                    1996          1997
       -------------------------------------------------------------------------
       Non-cash investing and financing activities:
          Return of common stock                        $       --    $  135,276
          Write-off of receivables for acquisition of
             customer lists                                     --       363,521
          Note received from sale of assets              2,405,000            --
          Common stock issued for assets purchased       1,672,078            --
          Common stock issued for conversion of debt       500,000            --
          Transfer of Hughes communications
             equipment and related payable                      --     1,601,105
          Communications equipment and related
             payable obtained from Hughes                1,601,105            --
          Acquisition of the net assets of TecLink in
             satisfaction of note receivable                    --       764,770
      ==========================================================================

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)
================================================================================

8.   Commitments and       (a)   Leases
     Contingencies
                                 The Company leases its office space under a noncancelable operating lease agreement which expires in June 30, 2002. Rent expense for the years ended June 30, 1996 and 1997 was approximately $52,000 and $144,000, respectively. Future minimum rentals required as of June 30, 1997 under all noncancellable operating leases (exclusive of renewals) are as follows:

                                 Fiscal year ended June 30,
                                 -----------------------------------------------
                                 1998                                $   287,500

                                 1999                                    314,600

                                 2000                                    307,200

                                 2001                                    314,900

                                 2002                                    240,000
                                 -----------------------------------------------
                                                                     $ 1,464,200
                                 ===============================================

                           (b)   Litigation

                                 The Company and its Chief Executive Officer have been named as defendants in a legal action in Mississippi in the case entitled, Heritage Graphics, Inc. ("Heritage") vs. Telephone Electronics Corporation. The complaint alleges, among other things, that the defendants breached a contractual agreement and conspired to have Heritage go out of business. The complaint seeks damages of $500 million. The case is in discovery. The Company believes such litigation will not have a material adverse effect on the financial condition of the Company, and is defending the suit vigorously and asserting appropriate counterclaims.

                                                     DigiTEC 2000, Inc.
                                                         and Subsidiary
                                             (formerly Promo Tel, Inc.)

                             Notes to Consolidated Financial Statements
             (Information for September 30, 1996 and 1997 is unaudited)
================================================================================

                           (c)   Employment Agreements

                                 The Company has employment agreements with three of its officers. The aggregate minimum payments under the agreements are as follows:

                                 June 30,
                                 -----------------------------------------------
                                 1998                                 $  465,000

                                 1999                                    565,000

                                 2000                                    690,000
                                 -----------------------------------------------
                                                                      $1,720,000
                                 ===============================================

                           (d)   Commitments to Provider

                                 At June 30, 1997, the Company had a commitment to Frontier Corporation for the purchase of prepaid telephone cards. The agreement, which is for the period of October 30, 1996 through January 30, 1998, calls for the Company to purchase $10 million of cards at face value. As of June 30, 1997, the Company had purchased in excess of this commitment.

9.   Subsequent Event      On September 25 and 26, 1997, the Company entered
                           into one year distribution agreements with Premiere
                           Communications, Inc. The agreements call for the Company to purchase an aggregate of $81 million of cards at face value. As part of one of the agreements, the Company entered into a $6 million, 15% per annum, note payable due December 31, 1997 with any purchases paid for by that date offsetting the note payable.

                               DIGITEC 2000, INC.
                                  EXHIBIT INDEX

Exhibit #
---------

* 3.(i)       Articles of Incorporation

* 3.(ii)      Bylaws

  27          Financial Data Schedule

* 99.1        Articles of Merger and Agreement and Plan of Merger

* 99.2        Sublease Agreement between Vanity Fair Intimates, Inc. and Promo
              Tel, Inc.

* 99.3        TECLink Promissory Note and Agreement

* 99.4 Asset Purchase Agreement by and Between World Access Solutions, Inc. and Meta3, Inc.

* 99.5        Agreement and Plan of Reorganization and amendments

* 99.6        Telephone Electronics Corporation Agreement and amendments

* 99.7        TECLink Note Satisfaction Agreement

* 99.8        Premiere Communications, Inc. Independent Distributor Agreements

* 99.9        CG Com, Inc. Independent Master Distributor Agreements

* 99.10       Frank Magliato Employment Agreement

* 99.11       Diego Roca Employment Agreement

* 99.12       Keith McGowan Employment Agreement

* 99.13       DigiTEC 2000, Inc. Stock Incentive Plan

* 99.14       Report of Independent Certified Public Accountants' on Schedule II
              - Valuation and Qualifying Accounts

  99.15       Larry Diamond Employment Agreement

  99.16 Frontier Communications International Inc. Prepaid Telephone Services Distributor Agreement

* Previously filed